2001 ANNUAL REPORT

Weatherford®

The Forefront of Technology


PRODUCTION OPTIMIZATION
UNDERBALANCED DRILLING
INTELLIGENT COMPLETION
EXPANDABLE TECHNOLOGIES

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts and employees)

	2001	2000
Revenues	**$ 2,328,715**	$ 1,814,261
Earnings before Interest, Depreciation, Amortization and Taxes (before Impairment Charges)	**$ 617,603**	$ 375,755
Earnings before Interest, Depreciation, Amortization and Taxes (after Impairment Charges)	**$ 617,603**	$ 319,437
Operating Income	**$ 409,474**	$ 120,328
Net Income (Loss) from Continuing Operations	**$ 214,651**	$ (38,892)
Diluted EPS from Continuing Operations before Impairment Charges and Taxes related to Deconsolidation of Business	**$ 1.76**	$ 0.71
Diluted EPS from Continuing Operations after Impairment Charges and Taxes related to Deconsolidation of Business	**$ 1.76**	$ (0.36)
Diluted Weighted Average Shares	**133,255**	*109,457*
Total Assets	**$ 4,296,362**	$ 3,461,579
Convertible Debentures	**$ 927,061**	$ 911,672
Other Debt	**762,962**	252,138
Total Debt	**$ 1,690,023**	$ 1,163,810
Stockholders' Equity	**$ 1,838,240**	$ 1,338,458
Depreciation and Amortization	**$ 208,129**	$ 199,109
Capital Expenditures	**$ 339,425**	$ 266,560
Number of Employees	**15,056**	11,863

Weatherford International, Inc. (NYSE: WFT), *headquartered in Houston, Texas, is one of the* top oilfield service companies in the world, with approximately 15,000 employees and more than 450 locations in 100 countries. Weatherford's purpose is to deliver superior financial performance by providing high performance technologies and superior products and services that facilitate our customers' drilling, completion and production operations.

Drilling & Intervention Services

Competitive Advantages

- Market leadership in the industry's core technologies – drilling products, downhole services, well installation systems and cementing products and services.
- Market leadership in the game-changing technology sector of underbalanced drilling (UBS) and the industry's only full suite of proprietary UBS systems.
- An industry leader in thru-tubing intervention technologies that minimize production disruption.
- Proprietary well construction technologies such as Drilling with Casing (DwC™) products that reduce drilling costs by 15% and industry-leading mechanized rig systems that improve offshore rig safety and efficiency.
- World-record setting project experience in pipeline and specialty services, including complete pipeline asset management programs, patented chemical solutions and proven engineering methodology.

Growth Opportunities

- Substantial growth projected in 2002 for international markets, especially in the Eastern hemisphere.
- Growth rate for UBS is accelerating, particularly in demanding international market environments.
- Increasing worldwide demand for mechanized rig systems due to safety and performance benefits.
- Pull-through opportunities related to benefits of value-added product/service lines.
- Increasing demand for multilateral systems that permit multiple wells to be drilled off a main bore.
- Growing demand for patented DwC™ systems.

Completion Systems

Competitive Advantages

- Only one of two completion companies in the industry that can provide comprehensive integrated completion systems.
- Market leadership in Expandable technologies that was further solidified in 2001 with Weatherford's $160 million, multi-year global supply agreement with Shell. The agreement includes Expandable Sand Screens (ESS™) as well as slotted drilling and completion liners.
- Robust intellectual property position in the fiber optic sensing system market, including numerous patents currently issued and pending that involve game-changing, intelligent completion technologies.
- Increased product offerings for growing deepwater markets, including high performance packers, top drive cementing heads, and subsurface safety valves.
- The industry's largest provider of sand screens – both conventional and Expandable.
- Global access to Expandable technology markets through an agreement with Shell Technology Ventures granting Weatherford worldwide license to all solid and slotted Expandable technology.

Growth Opportunities

- Strong outlook for ESS™ due to the production and cost benefits the technology provides. Also major North American market opportunity.
- Continuing Expandables research and development work, particularly for solid tubulars, which have broad market applications for completion, remediation and well construction.
- Worldwide license from Shell Technology Ventures to all slotted and expandable technologies.
- Developing market for Intelligent Completion systems utilizing optical sensing systems and mechanical controls to monitor and optimize reservoir activity.
- Continued leveraging of Weatherford's worldwide infrastructure.

Artificial Lift Systems

Competitive Advantages

- Leading single-source worldwide provider of all types of artificial lift systems and services for the life of the well.
- Only company in the industry offering a systems approach to asset recovery solutions.
- Leading developer of hybrid lift technologies such as Progressing Cavity Pumping/Gas Lift Systems that extend traditional applications.
- Leading developer of remotely operated production optimization systems that allow proactive reservoir management and system performance monitoring and control.
- Proprietary Coalbed Methane – Electric Submersible Pump (CBM-ESP™) that enhances CBM efficiencies and performance.

Growth Opportunities

- The growing number of heavy oil production projects in the Western hemisphere requiring engineered lift solutions.
- The rise of production systems integration or "bundling" projects.
- Combining intelligent lift and completion technologies to offer intelligent well systems and provide cross-divisional pull-through opportunities.
- Rapid growth in coalbed methane production worldwide, creating demand for pumping systems and solutions.
- Further expansion outside mature North American markets.
- Introduction of new ESP product line.

3

TO OUR STOCKHOLDERS

WEATHERFORD RELATIVE STOCK PRICE PERFORMANCE
(as of March 28, 2002)

	WFT	OSX*	S&P 500
Year to Date	**+28%**	+18%	-1%
3 Year	**+156%**	+50%	-11%
10 Year	**+1,444%**	—	+184%
15 Year	**+6,960%**	—	+288%

*Philadelphia Oil Services Sector Index, established 12/96

NEW TECHNOLOGIES CONTRIBUTION ACCELERATES
(Revenue, $ in millions)



$300
200
100
6%
14%
ANNUALIZED 4Q 2000
ANNUALIZED 4Q 2001

INTERNATIONAL GROWTH FASTER THAN NORTH AMERICA
(Revenue, $ in billions)



$2.5
2.0
1.5
1.0
0.5
36%
64%
45%
55%
2000
2001
North America
International

2001 gave us a glimpse of the strength and potential of Weatherford. Our financial performance set new standards upon which we will judge our future achievements. Our balance sheet is in excellent shape and provides a strong foundation for growth. While our stock price performance last year reflected investor anticipation of cyclical trends, it reached a record high and raised the bar for the future. We made headway in our strategic efforts to leverage Weatherford's global position and commercialize innovative new technologies. These efforts will provide Weatherford with an engine for growth that over time we expect will outperform and reduce some of the turbulence from the inevitable cycles that affect our business.

Principal highlights of 2001 included:

- Strong performances from each of our three operating segments that contributed to a 148% improvement in diluted earnings per share to $1.76 per share. Revenues rose 28%, by more than $500 million, to $2.3 billion and Earnings before Interest, Depreciation, Amortization and Taxes (EBITDA) increased 64%, or $242 million. Such growth was complemented by a 19% year-over-year gain in our return on invested capital as we exited 2001, extending a steady record of improvement over the last three years. This focus on raising returns above and beyond our cost of capital is widespread throughout Weatherford and balances the growth culture of the company.
- We continue to focus on optimizing our financial condition and keeping our cost of capital at attractive levels. Net debt (i.e., total debt less cash and cash equivalents and equity investments) stands at 40% of our net capitalization (net debt plus stockholder equity). Our net debt position consists of an efficient mix of short-term credit facilities, senior notes (augmented by a $350 million 10-year senior note offering during the fourth quarter) and convertible debentures.
- Our stock price hit a new high of $60.375 in the second quarter, more than 20% higher than our previous all-time high, adjusted for the spin-off of Grant Prideco. Overall, the stock price at year-end was lower than it was at the start, reflecting the prevailing cyclical trend in commodity prices and oilfield activity, particularly in North America. However, looking back over most time periods, Weatherford has consistently and significantly outperformed both general and specific market indices (see chart). Results like this continue to be our goal.
- Emerging technologies achieved a significantly higher profile within Weatherford during 2001. The importance of these technologies and the drivers of their growth will be discussed in more detail below. Revenues from Underbalanced Services (UBS), Expandable Technologies and Intelligent Well Systems (both Completion and Artificial Lift) increased 161% to more than $250 million. By the fourth quarter of 2001, these new businesses accounted for nearly 14% of total company revenues (see chart).
- We continued to leverage off one of Weatherford's most valuable resources: our worldwide infrastructure. During 2001, revenue from North America (US and Canada) activities grew 11% to $1.3 billion, while revenue from international activities jumped 60% to more than $1 billion. During 2001, international business accounted for 45% of our total mix, up from 36% in 2000 (see chart).

Each of our divisions distinguished themselves in 2001:

Drilling & Intervention Services revenue rose 52% to $1.3 billion and EBITDA margins rose more than 300 basis points to 34.2% of revenue. All principal regions and product lines contributed to the performance. One particular measure of the strength of this division's performance was the outstanding growth in revenue per rig, particularly in international markets. Revenue per rig is an intensity measurement and a useful indicator of market share momentum. During 2001, revenue per rig increased 14% from the prior year in North America and more than



Completion Systems conducts the Arctic qualifications for a six-well fiber optic installation in BP's Northstar-Alaska project. Customer plans an additional 10 systems for 2002.

Artificial Lift Systems installs 100 Plunger Lift Systems ahead of schedule and handles turnkey project management for a major operator in Wyoming.

Eastern Hemisphere Research Center Weatherford is advancing research, *development and training* at its focused facilities in Aberdeen, Scotland.

Completion Systems installs the world's first Expandable Sand Screen (ESS™) in a complex multi-lateral completion in BP's Harding PS2yx well.

Drilling & Intervention Services *begins* development of a 15-well underbalanced drilling project for Petroleum Development Oman in the Nimr Field. The project potentially could grow to 40 wells. This will make it the largest implementation of UBS outside of North America.

Drilling & Intervention Services is awarded contracts *to supply* 25 Weatherford Williams High Pressure Diverter Systems for *underbalanced drilling projects in* 21 onshore North China oilfields. *Weatherford systems are in place* in more than 50% of the onshore oilfields in that country.

Artificial Lift Systems is awarded a multi-year contract *to provide* PCP products and associated services in the heavy oil regions of Western Canada for a major operator.

Drilling & Intervention Services installs and operates the world's first Downhole Deployment Valve (DDV) in a North Louisiana well.

Spencer Road Technology Center Weatherford's designated research, testing and training facility in Houston, Texas.

Artificial Lift Systems RamPump™ Multiphase Pumping Unit increases production by more than 700 barrels-per-day for Nexen Petroleum on Eugene Island platform.

Drilling & Intervention Services is *awarded contracts* to supply Weatherford Williams High Pressure Diverter Systems *for underbalanced* drilling to Pemex for 4 offshore Mexico projects.

Drilling & Intervention Services Casing Drill Shoe System sets a world record by drilling a 1,663-foot well section in a North China offshore well.

Artificial Lift Systems PCP pumping units surpass 1 million barrels of oil produced without a single workover on 30 wells for a major operator in Venezuela.

Completion Systems installs its first Solid Expandable Liner Hanger (ELH™) in an offshore well for YPF Maxus in Indonesia.

Completion Systems successfully installs the longest 7-inch production liner in an extended reach well in the Gulf of Mexico. The Nodeco Liner *System was run to total depth* of 25,750 feet with a 22,200 feet *horizontal displacement* for a GOM record.

Drilling & Intervention Services is awarded a multi-million dollar contract to *drill 12 underbalanced wells for Pertamina,* in the Jatibarang field, near Cirebon, east *of Jakarta. The initial two wells had* more than eight times the production of existing conventional wells.

Drilling & Intervention **Services** is awarded a multi-million dollar contract with BP Colombia to supply complete underbalanced drilling services for a reservoir protection program in the Cusiana and Cupiagua fields.

Drilling & Intervention **Services** is awarded contracts to *supply Weatherford Stabberless™* Systems for major operators' proj*ects in the Congo and Angola.*

Completion Systems *achieves* a world-record installation with the Alternative Borehole Liner on a 44-degree deviated hole on the Fahud-335 for Petroleum Development Oman (PDO).

Drilling & Intervention **Services** is providing offshore tubular running and *computerized* monitoring with Weatherford JAM® System and *SupraHOLD™ System* in Equatorial Guinea.


180
170
160
150
140
10/20/00
12/28/00
03/07/01
05/16/01
07/24/01
10/02/01

50% internationally. Better utilization of infrastructure, growth of emerging businesses like UBS, and consolidating acquisitions contributed to these gains. During the year, we acquired Orwell, a major international service company providing drilling, fishing and remediation services, and BBL, Ltd, a provider of important new technology for Drilling with Casing (DwC™) applications. Both Orwell and BBL are based in Aberdeen, Scotland. We added to our UBS fleet with the acquisition of Tesco's underbalanced drilling system assets. We also acquired sole ownership of International Nitrogen Services, the world's largest provider of membrane nitrogen to the drilling industry.

"New technologies that help control costs, raise productivity and, over the long term, improve reservoir recovery are vital."

Completion Systems, the youngest of our divisions, has grown from a start up in 1999 to a major participant today in the market for completion products and services. In the last year revenue increased 61% to $351 million, EBITDA margins nearly doubled to 16% of revenue and market share improved sharply. To accommodate that growth, we doubled headcount, increased manufacturing capacity (particularly for our growing expandables offering) and raised our R&D spend to build out product lines and fast track the development of new technologies, including expandables and Intelligent Well Systems. In addition, we made significant new investments in those new businesses through the acquisition of critical optical sensing systems technologies (CiDRA) and a license agreement with Shell Technology Ventures covering worldwide expandable applications. We entered into a multi-year $160 million expandable supply agreement with Shell. We were also able to consolidate and add scale to our screen product line through the acquisition of Johnson Screens.

Artificial Lift Systems generated solid gains during 2001. In an environment that was dominated by natural gas in North America, Artificial Lift (which is principally driven by oil-related activity) generated 28% growth in revenue and a nearly 400 basis point improvement in EBITDA margins to 18.2%. This division continued to pursue growth abroad and its non-North American revenue stream increased 59%. We also successfully started an intelligent lift business – Production Optimization – through organic internal investment and the acquisition of CAC, Inc., a producer of automation, optimization and control system technologies for onshore and offshore applications. We also acquired Axelson/Guiberson, further broadening the division's product offering.

Additional Initiatives

On February 12, 2001 we successfully completed the merger of our Compression Services division with Universal Compression Holdings, Inc. in exchange for 13.75 million shares, or 45%, of Universal common stock. That investment represents an important potential source of additional future liquidity for Weatherford.

During 2001, we added depth and scope to our global R&D efforts. We supplemented our western hemisphere R&D facility in Houston, TX with a similar facility in Aberdeen, Scotland. From these two centers our experienced engineers are expanding and enhancing our core product and service offerings and developing exciting and potentially game-changing technologies.

We increased our R&D spend to $47 million in 2001 and will increase it substantially again in 2002. Successful R&D is critical to Weatherford's future performance. The products and services it provides are also crucial to our customers. We operate in an environment characterized by volatile commodity prices and increasingly difficult geological realities, including accelerating decline rates and increasing production complexities. New technologies that help control costs, raise productivity and, over the long term, improve reservoir recovery are vital.

Weatherford is at the forefront of game-changing technologies with Underbalanced Drilling Services, Expandable Technologies and Intelligent Well Systems for completion and lift. Technologies like these are challenging conventional approaches. Over time, they will cannibalize some existing products and services, including a few of our own. However, for Weatherford's future growth and prosperity they are absolutely necessary.

Although 2002 will be characterized by weak activity levels in the western hemisphere (North and South America), we expect better fundamentals in the eastern hemisphere (particularly West Africa, the Far East, Russia and the Middle East).

Over the years Weatherford has had a distinguished track record of shareholder value generation, one of the oilfield industry's highest. Weatherford's people, technology footprint and its service culture are the driving factors to shareholder wealth. As we continue to grow, we must never lose sight that our service culture is our organization's greatest asset. Equally important, we will remember that our first and foremost objective is shareholder wealth generation.

Respectfully,

Bernard J. Duroc-Danner
Chairman, President and Chief Executive Officer

April 2002



Weatherford's revolutionary **Downhole Deployment Valve** (DDV) isolates the reservoir section from the rest of the hole during tripping and enables completion of the producing zone in an underbalanced condition. The DDV eliminates the need to kill the well or use a snubbing unit to trip the drillstring during underbalanced drilling or completion operations. The DDV increases safety, reduces flare emissions and lowers well costs. ➤

UBS OUTPERFORMS CONVENTIONAL METHODS

Barrels of oil per day


3,000
2,000
1000
0
UBS

For one European operator, a lateral underbalanced well delivered stable production of 2,750 barrels-of-oil-per-day (bopd). A lateral offset, drilled overbalanced off the same main wellbore, produced 50 bopd – 98% less.



UBS Adoption Spreads Internationally and Offshore



In 2001, Weatherford's Underbalanced Drilling Systems (UBS) revenues more than doubled from the previous year. Our project activity also increased across the board – especially internationally and offshore – as more operators, faced with maturing fields sought new ways to meet projected growth for global hydrocarbon demand.

Three factors have made growth potential in this market strong. First, more customers are realizing the value UBS provides. Documented productivity gains and minimized formation damage are spurring the rapid adoption of UBS, even though it challenges the tradition-bound operating procedures used by the industry for more than half a century.

Underbalanced drilling permits the well to flow while drilling, resulting in little or no formation damage. By avoiding formation damage, well productivity increases exponentially. For instance, UBS increased production for a Northern European operator by 875% on a horizontal well.

"Weatherford Drilling & Intervention Services holds industry leadership in core segments (like drilling equipment, downhole services and well installation) that have made our name synonymous with quality and experience worldwide. New technologies, such as our game-changing Underbalanced Drilling Systems, are growing from this foundation and mark our evolution to meet the changing needs of today's industry."

Gary L. Warren
President, Weatherford Drilling & Intervention Services

Secondly, the offshore market is becoming increasingly viable for UBS technologies. In the past, deepwater offshore reservoirs in regions such as Brazil and the Gulf of Mexico (GOM) were not active regions for UBS. This stemmed from two challenges: technical (reservoirs in these regions required the installation of excessive casing strings, which made costs prohibitive) and regulatory (for instance, UBS was not proven in many areas).

Early this year, several actions reduced these barriers. The U.S. Minerals Management Service (MMS) publically encouraged the submission of Gulf of Mexico UBS project proposals for the coming year. In addition, Weatherford UBS has developed technologies such as the Internal Riser Rotating Control Head (IRRCH™) that makes dual gradient drilling possible for deepwater developments. ∇

Mechanized Rig Systems are Worldwide Leaders in Sales and Service

Early in 2002, revenue for Weatherford's Mechanized Rig Systems is projected to be substantially greater than 2001. Early in 2002, associated service revenues have more than doubled. Two prime factors are driving this growth: technology leadership and a strong safety record. Weatherford has been a leader in Mechanized Rig Systems since 1994, when we installed the "first generation" systems that today are regarded as the industry standard. We are the only company offering a total package for mechanized tubular makeup.

Additionally, with an established record of reduced safety incidents and quicker run times, we continue enhancing the system. Most recently, the TorkWinder™ wrenching tong was added. This system, designed to handle the entire drillstring, has a single stroke rotation five times greater than the competition's tong and a smaller footprint than conventional mechanical roughnecks. In 2002, Weatherford plans to introduce the Production Riser Tong. It has 360-degree full rotation capabilities, is capable of applying 300,000 foot-pounds of torque. This addition allows us to run drill pipe, casing, tubing and production riser with a remote-controlled, single positioning device.



⊳ Third, Weatherford is the UBS technology leader, successfully integrating project engineering, well control, separation systems, fluid chemistry and data acquisition into one. Weatherford is the only company in the industry that can provide this level of integration. Weatherford's DataPro™ Data Acquisition System utilizes state-of-the-art digital format and the proven simple profibus network for fast, reliable service. Data collection and management are key to conducting safe, efficient UBS operations. Our new Downhole Deployment Valve (highlighted in the photograph on page 8) now allows wells to be drilled and completed in underbalanced mode.

The rapid uptake of UBS has spurred significant research and development. For example, the ECD (Equivalent Circulating Density) Reduction Tool was developed in cooperation with BP to augment UBS, deepwater and extended-reach drilling operations. ECD is the sum of the hydrostatic fluid density plus the circulating frictional forces. Weatherford's unique ECD Reduction Tool is located in the drillstring to reduce this frictional effect by pumping the fluids returning up the annulus back to the surface. This allows drilling at lower downhole pressures thereby avoiding the risk of significant formation damage.

Another key UBS development is drilling media that help prevent formation damage and enhance productivity. Weatherford recently introduced the Weatherford Foam System, a unique recyclable foam system that allows foamed drilling fluid, common in UBS operations, to be defoamed at the surface. There it is cleaned before being refoamed and recycled downhole. The system helps save on drilling fluid costs and is environmentally friendly.



The Jet Pack™ Straddle System is a packer-type straddle tool that sets and releases with pump pressure. It is designed for cost-effective treatment and isolation of producing intervals without pipe manipulation. This results in increased production.



Weatherford Installs World's First Downhole Deployment Valve

Weatherford successfully installed and operated the world's first Downhole Deployment Valve (DDV) in a North Louisiana well in November 2001. The ground-breaking DDV is a component used in underbalanced drilling operations that isolates the underbalanced reservoir section from the rest of the hole during tripping operations and allows for the completion of that zone in an underbalanced condition. The DDV has strong pull-through opportunities with other divisions. For example, the DDV used in unconsolidated formations with Expandable Sand Screen (ESS™) technology acts as a shutoff – holding back pressure and enabling successful deployment of ESS in these formations.

Innovative Drilling with Casing System Boosts Productivity

The 2001 acquisition of Brit Bit Limited (BBL™) has excellent marketing compatibility with Weatherford's Expandable, Multilateral, Liner Hanger and Cementation product lines as well as an established market presence in the North Sea, Australia and Canada. We will use our worldwide infrastructure to market the technology globally.

Weatherford BBL™ technologies are widely recognized as innovative and cost effective. Our Drilling with Casing System (DwC™) offers a step change in current well construction techniques, that can reduce drilling costs by 15% or more. This year Weatherford's Casing DrillShoe™ System set a world record by drilling a 1,663-foot well section in an offshore North China well. Weatherford's revolutionary Expandable Bit has the capability to drill under expandable casing sections and to automatically under-ream for the setting of the next casing string. It is a strong fit with our Expandable technologies due to its importance to the drilling and completion of monobore wells.

Weatherford's surface equipment is part of a comprehensive offering of Underbalanced Drilling (UBS) technology and services. We offer compression and nitrogen generation systems as well as a broad range of fluid technologies for UBS.

Intervention Technology Designed for Production Challenges

The ability to work from existing wellbores, without requiring costly removal of existing well infrastructure, helps operators hold the line on project costs while enhancing production. Weatherford has drawn on its extensive experience and developed Thru-tubing Intervention products that help meet production goals and perform in challenging environments. Already recognized as a global leader in well intervention, Weatherford has developed proprietary technology such as the MacDrill™ high temperature motor that withstands downhole temperatures as high as 500 degrees Fahrenheit. The MacDrill is adaptable to UBS intervention because, unlike conventional motors, it withstands possible damage from nitrogen or other gases that can be used downhole as compressible drilling media. Another new offering is the Jet Pack™ Straddle System, from Weatherford's line of Thru-tubing Packers. It is a cost-effective method for isolating and treating producing intervals that does not require manipulation to set and retrieve pipe. Yet, it still helps increase production. The system recently distinguished itself by isolating eight intervals in a single run in a Prudhoe Bay horizontal well stimulation job that required selective matrix treatments. The Jet Pack System can be set multiple times, moved to different locations in the well between each setting cycle and then returned to the surface.

In 2001, Weatherford's **Expandable Sand Screen** (ESS™) technology extended its leading market position while setting installation records worldwide. Already the commercial market leader in ESS, Weatherford completed several key industry agreements and also stepped up development of its Solid Expandable Tubular systems that potentially are capable of reducing well construction costs by 30-50%. ➤

ESS INSTALLATION HISTORY


JOBS
FOOTAGE
120
100
80
60
40
20
80,000
70,000
50,000
30,000
10,000
Q4 1999
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
☐ Cumulative Jobs
☐ Cumulative Footage

Successfully commercialized in 1999, ESS™ has had more than 115 successful applications. Nearly 80,000 feet, or 15 miles, have been installed.

Examples of Operator Benefits

- Bruneian operator saves $2.5 million over three wells
- UK operator saves $2.3 million on horizontal well (30%)
- UK operator adds $13.3 million net present value to three well field development



Expandable Technology Leadership Position Established in a Growth Market



Expandables – Revenue More Than Triples in 2001

Revenue for Weatherford's Expandable Sand Screen (ESS™) technology, known for its recognized savings and production benefits, increased more than threefold over 2000. By year-end, we had installed nearly 80,000 cumulative feet – more than triple the installation figure at the end of the previous year. This puts the number of ESS installations at more than 115.

Weatherford's ESS continues setting the standard for technological superiority as well. We installed the world's first ESS in a complex multilateral completion in BP's North Sea Harding PS2yx well in November 2001. This topped off a string of successes from 2000 that includes the world's longest ESS installation, the world's longest open-hole horizontal ESS installation and the world's first multi-zone ESS completion.

"Weatherford Completion Systems has grown from start-up to industry force in completion applications within three short years. Strategic acquisitions, an unrelenting focus on developing game-changing technologies, and the breadth of our offering have positioned us as one of only two full service completion providers worldwide."

Mark E. Hopmann
President, Weatherford Completion Systems

Effective in 2002, Weatherford has a multi-year $160 million Global Supply agreement with Shell International for the worldwide supply of its expandable products. Several additions to our ESS systems are also planned for the future, including an instrumented ESS and a two-trip deployable ESS.

Increased Access to Worldwide Expandable Markets in 2002

In March 2002, Weatherford obtained a worldwide license from Shell Technology Ventures to all of Shell's solid and slotted expandable technologies. This agreement grants global coverage and also opens the active Gulf of Mexico market to Weatherford Expandable Technology. The pact will complement Weatherford's inroads in the market for expandable tools for completion, remediation and well construction applications. The attractiveness of these markets directly reflects operators' desire to reduce costs and improve production. ∇

FracGuard Adds to Packer Capabilities in Growing High Pressure/High Temperature Applications

Weatherford has used its global resources to assemble and bring to market a cohesive offering of high-end packer products. Among these is Weatherford's FracGuard™ Composite Frac Plug which isolates zones during high-pressure stimulation. The FracGuard handles pressures up to 12,000 pounds-per-square-inch (psi), 20% higher than competitive systems. The system's unique check ball design holds differential pressure from above while allowing flow back from below the plug. To date, more than 200 FracGuard plugs have been run with an overall success ratio greater than 99%.



> Early in 2002, Weatherford began to make inroads into the Solid Expandable Tubular market with the installation of its first Solid Expandable Liner Hanger (ELH™) in an offshore well for YPF Maxus in Indonesia. Weatherford's proprietary Compliant Rotary Expansion System (CRES™) was used for expansion. The CRES, which employs a rotating radial force rather than driving a fixed dimension cone through the tubular, was key to the success.

For the coming year, Weatherford is increasing its Solid Expandable Tubular system capabilities with the planned addition of systems such as the Expandable Drilling Liner for monobore well construction and the MetalSkin™ Well Remediation system.



Intelligent Wells

Real-time Sensing Technology Marks the Next Generation of Intelligent Wells
In 2001, Weatherford acquired CiDRA OSS (Optical Sensing Systems), a commercially successful suite of permanent downhole fiber optic systems. The move positions Weatherford at the forefront of the growing Intelligent Completion market, which is estimated to be a multi-billion dollar market by the end of the decade.


Reservoir Monitoring System
Reservoir Monitoring
Weatherford
Well Name
Pressure in psia
Temperature in °C
Status
2238.17
59.48

In simple terms, Intelligent Completion combines the ability to monitor and, where required, control the flow of fluids in the wellbore. This removes the need for conventional, and often prohibitively expensive, intervention efforts. What makes Weatherford unique in this market is its proprietary fiber optic sensing systems, which mark a step change in reliability as well as the volume of real-time, downhole data that can be collected and transmitted to the surface. Presently, Weatherford is installing pressure/temperature gauges, flow and phase fraction systems, as well as an all fiber, in-well seismic system.

Late last year, Weatherford was awarded a permanent monitoring contract for BP's Northstar project in Alaska. Despite the harsh environment, the first four installations have been completed successfully, paving the way for the remaining applications. Recently, the customer ordered 10 additional systems.

The addition of optical sensing also complements Weatherford's existing mechanical well control systems based on hydraulically actuated technology. By combining these systems we can offer our customers the ability to understand conditions downhole and remotely adjust the mechanical systems in place to enhance ultimate hydrocarbon recovery.

In the coming year, Weatherford will continue installing its Intelligent Completion systems around the world. A broad product range, strong global footprint and unlimited technology headroom create opportunities for Weatherford to redefine the term "Intelligent Completion."

Optimax Surface Controlled Subsurface Safety Valve Enhances Completion Offering

To achieve a comprehensive product offering, Weatherford developed the Optimax™, our surface controlled Subsurface Safety Valve. The Optimax is a fail-safe device that shuts off uncontrolled flow between a producing formation and the surface. We will be developing to the highest specifications more than 20 Subsurface Safety Valve designs in the next three years. Product launch of our first Optimax product is planned for mid-year 2002.



Weatherford's customized **Progressive Cavity Pump** (PCP) solutions are driven by customer input as well as our engineering and manufacturing expertise. In addition, our state-of-the-art facilities are unique in the industry and help us to bring systems to market quickly. Weatherford's global footprint allows project management in real-time on location worldwide. ➤

ARTIFICIAL LIFT AUTOMATION MARKET


1,000,000 worldwide
well population

- ☐ Use some form of artificial lift
- ☐ Use automation
- ☐ Weatherford's solutions in use

Of the one million wells that exist around the world, 90% use some form of artificial lift. A small number, 10%, are automated today. Weatherford Production Automation Systems are the market leader in this growing segment.



Production Optimization



Turnkey Production Optimization Opens New Markets

In approximately 40,000 of the world's growing population of automated wells, Weatherford's Intelligent Lift solutions are raising productivity and lowering operating costs. In 2001, we expanded our Production Optimization capabilities through cooperative technology developments and partnering agreements. Weatherford responded to the industry challenges of maturing reservoirs and escalating decline rates with a better answer. We incorporated specialized software with targeted forms of artificial lift. The result: turnkey remote production systems administered from a central control station and backed by our global footprint. This new way of utilizing existing technology makes Production Optimization Systems accessible to more customers.

"Weatherford is the only company offering the full range of artificial lift options. Our product range and focus on cutting-edge Production Optimization technologies have established us as the clear market leader in the industry."

E. Lee Colley, III
President, Weatherford Artificial Lift Systems

Weatherford moved into the vanguard of Production Optimization with the introduction of the AIM® System, which compiles wellsite and remote, real-time well performance evaluations. The system makes data available quickly via the Internet, giving the customer proactive reservoir management power and diminishing well costs by limiting interventions.

As the market leader in five of the six forms of artificial lift, we will continue exploiting our core competencies to open new industry opportunities in the coming year. Strategic projects planned for the upcoming year include Rod Pump and PCP automation for a major Latin American customer and Intelligent ESP Systems for 400 wells for a major operator in the Middle East.

Production Optimization Advances

Production Optimization offers operators real-time information on reservoir performance. This allows proactive decision-making and comprehensive planning to maximize asset recovery as well as lower operating and maintenance costs.

As the only company offering all forms of lift, Weatherford's Production Optimization Systems can be customized to meet any requirement. We tailor our systems to help customers develop their fields efficiently and cost-effectively using thorough analysis. Recently, our Production Optimization Systems helped a major operator in the Rocky Mountain region of the United States raise total oil production by 20% while decreasing power costs by 14.1%. In another operator's West Texas field, Weatherford's Production Optimization Systems reduced the number of pumping unit failures by 50% and enabled pay off in less than six months. Weatherford maintains market leadership in artificial lift by developing comprehensive solutions that reduce power and chemical costs as well as repair frequency.



WEATHERFORD ARTIFICIAL LIFT SYSTEMS LEADERSHIP

Reciprocating Rod Lift	LEADER
Progressing Cavity Pumping (PCP)	LEADER
Hydraulic Lift	LEADER
Gas Lift	LEADER
Plunger Lift	LEADER
Electric Submersible Pumping (ESP)	NEW ENTRANT

Weatherford's Global Manufacturing Facilities Speed Development Process

Weatherford's focused facilities allow quick supply of customized pumping units around the world. Weatherford handles the complete production process – R&D, developing elastomers, designing and manufacturing the pump, full scale testing and qualifying the product before sending any prototype out to the field – in-house. The process involves setting a development schedule with the customer's input from conceptual design to testing and helps us bring designs to market quickly. In-house testing can be accomplished three times faster than in comparable facilities.

Recently, Progressive Cavity Pumps (PCP) were delivered by Weatherford's Edmonton facility in only four months from design to prototype testing in the ground in Venezuela for Operadora Cerro Negro (OCN). Weatherford's Model 130 high capacity PCP is now in service in Venezuela's Orinoco heavy crude oil region with strong results. The success of the Model 130 has brought about the Model 175 – a new and larger PC pump – also under development for Venezuela.



Hybrid Lift Technologies

Pushing Existing Technologies Maximizes Recovery Potential

Today, 90% of the world's estimated one million wells use some form of artificial lift. As the only company with all forms of artificial lift, Weatherford can enhance and combine lift technologies that extend the operating envelope of existing methods and open new markets. We are leveraging our experience and product offering across platforms and delivering cost-effective solutions that maximize reservoir productivity.

This cross-pollination of systems and technologies produces systems that can adapt to a multitude of downhole conditions. Weatherford has engineered customized systems that achieve longer run times, operate in high temperature and pressure applications, meet deepwater production challenges and ultimately reduce costs.

Value Added Solutions Expand Division

EARLY 1990s	MID-LATE 1990s	2000 TO THE PRESENT
Reciprocating Rod Lift Indirect Distribution Channels *Largely U.S. and Canada* Limited Service Capability	All Forms of Lift Applications & Service Excellence Market Share Leader Leveraged Delivery System Low-cost Manufacturing Technology Focus From Western Hemisphere *Dominance to* Global Scale	Production Automation & Optimization Hybrid Lift Systems Global Supply Chain *Management* Technology Greenhouse Hydrocarbon Transmission Asset Management Exploit Core Competency Beyond *Traditional Markets*

Since the early 1990s, Weatherford has put in place a series of key initiatives and strategic acquisitions moving the ALS division into its position as a global leader. The chart above outlines theoretical and technological drivers behind this transformation.

Coalbed Methane

Entry into Coalbed Methane Market Emphasized in 2001

Producing methane gas stored in coalbeds is a specialized process. Weatherford is leveraging core competencies to move into the growing Coalbed Methane (CBM) market. Our cost-effective solutions cover a wide range of CBM conditions and applications. Experienced in lift technologies, we understand solids and gas handling, reservoir dynamics and pumping applications which are inherent in CBM production. Our expertise, coupled with proven products, are paving the way to new and enhanced technologies for pumping and dewatering coalbed methane gas efficiently and effectively.

Today, this form of production is still in its infancy. Currently, Progressing Cavity Pumping Systems, Electric Submersible Pumping Systems, Reciprocating Rod Lift Systems and Plunger Lift Systems have proven successful in CBM operations. With a market leadership position in lift, we continue adapting our specially designed and engineered products to meet the demands of the unfolding CBM industry.

Global Supply Chain Management Ensures Efficiency

Weatherford adopted a Global Supply Chain Management initiative that separates the purchasing process from sales and marketing efforts. The outcome is a streamlined procurement system that is reliable and efficient. By leveraging our global reach, these economies of scale will become visible through achieving *improved value from suppliers.*

Customized Solution Answers Increasing Coalbed Methane Applications

Weatherford's Coalbed Methane-Electric Submersible (CBM-ESP™) Pump was specifically designed for CBM applications. This patented ESP design has features such as tapered compression pumps and Johnson® intake screens. The CBM-ESP pump offers enhanced *efficiencies and performance over* traditional ESP designs. Additionally, it incorporates three types of gas shrouding and is easily repaired for reduced operating costs.



Headquarters

Weatherford International, Inc.
515 Post Oak Boulevard
Houston, Texas 77027
713/693-4000

Registrar and Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005

Auditors

Ernst & Young LLP
1221 McKinney, Suite 2400
Houston, Texas 77010

Legal Counsel

Andrews & Kurth, LLP
600 Travis, Suite 4200
Houston, Texas 77002

Stock Data

New York Stock Exchange
Symbol: WFT

Corporate Officers

Bernard J. Duroc-Danner
President, Chief Executive Officer, Chairman and Director

E. Lee Colley, III
Senior Vice President and President, Artificial Lift Systems

Mark E. Hopmann
Senior Vice President and President, Completion Systems

Gary L. Warren
Senior Vice President and President, Drilling & Intervention Services

Donald R. Galletly
Senior Vice President, Communications and Investor Relations

Burt M. Martin
Senior Vice President, General Counsel and Secretary

Jon R. Nicholson
Senior Vice President, Human Resources and Information Technology

James N. Parmigiano
Vice President, Operational Controller

Lisa W. Rodriguez
Vice President, Finance and Accounting

Directors

Philip Burguieres
Chairman Emeritus
Weatherford International, Inc.

David J. Butters
Managing Director
Lehman Brothers, Inc.
(Investment banking company)

Bernard J. Duroc-Danner
Chairman of the Board, President and Chief Executive Officer
Weatherford International, Inc.

Sheldon B. Lubar
Chairman
Lubar & Co.
(Private investment company)

William E. Macaulay
Chairman and Chief Executive Officer
First Reserve Corporation
(Investment funds manager)

Robert B. Millard
Managing Director
Lehman Brothers, Inc.
(Investment banking company)

Robert K. Moses, Jr.
Private Investor

Robert A. Rayne
Executive Director
London Merchant Securities plc
(Property investment and development company)

WEATHERFORD INTERNATIONAL, INC.

Weatherford International, Inc. is one of the world's leading providers of equipment and services used for the drilling, completion and production of oil and natural gas wells. The following is a discussion of our strategy for growth, the markets in which we operate and compete, and our products and services offered. We have also included a discussion of our financial results, the trends affecting our results and our financial condition. We believe you will find these discussions informative and helpful in gaining a better understanding of Weatherford.

This report also is part of the Annual Report on Form 10-K that we have filed with the Securities and Exchange Commission. For ease of reading, we have omitted certain parts of that filing in this report, such as the cover page, signature page and exhibit index. **A complete copy of our Annual Report on Form 10-K is available on the SEC's website at www.sec.gov. We will also provide to any shareholder a copy of that report without charge upon written request. Please mail your requests to Donald R. Galletly, Senior Vice-President – Communications and Investor Relations, at 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027.** Copies of exhibits will also be provided upon written request subject to reasonable charges for copying and mailing.

If, after reviewing this report, you have any questions regarding our businesses or would like additional information on us or the products and services we offer, please contact our Investor Relations Department at the address and telephone listed below or visit our website at www.weatherford.com. Our executive offices are located at 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027. Our telephone number is (713) 693-4000.

PART I

ITEM 1. *Business*

Weatherford International, Inc. is one of the world's leading providers of equipment and services used for the drilling, completion and production of oil and natural gas wells. Weatherford, as we know it today, was formed in connection with the May 1998 merger of Weatherford Enterra, Inc. into EVI, Inc.

We were incorporated under the laws of Delaware in 1972. Many of our businesses, including those of Weatherford Enterra, have been conducted for more than 50 years.

We conduct operations in approximately 100 countries and have approximately 485 service and sales locations, which are located in nearly all of the oil and natural gas producing regions in the world. We are among the leaders in each of our primary markets, and our distribution and service network is one of the most extensive in the industry.

Our business is divided into three principal operating divisions:

- Drilling and Intervention Services — This division provides (1) drilling systems, (2) well installation services, (3) cementing products and (4) underbalanced drilling. It is a leader in each of these markets, and its products and services are offered worldwide. Currently, this division generates approximately 54% of its revenues outside North America.

- Completion Systems — This division provides a full range of completion products and services. It maintains a growing share of the world's completion market and offers leading proprietary and patented technologies, such as our expandable systems, aimed at minimizing formation damage and maximizing production. Currently, 61% of this division's revenues are generated in the markets outside North America.

- Artificial Lift Systems — This division is the only organization in the world that is able to provide all forms of artificial lift used primarily for the production of oil. It also provides production optimization services and automation and monitoring of well head production. The current geographical mix of this division's revenues is 63% North American and 37% international.

In addition to the above operations, historically we operated a Compression Services Division and a Drilling Products Division. In February 2001, we completed the merger of essentially all of our Compression Services Division into a subsidiary of Universal Compression Holdings, Inc. in exchange for 13.75 million shares of Universal, or approximately 48% of Universal's then outstanding common stock. In April 2000, we completed the spin-off to our stockholders of our Drilling Products Division through a distribution of the stock of our Grant Prideco, Inc. subsidiary. Grant Prideco's operations have been classified as discontinued in our financial statements.

The following is a summary of the markets we serve and our business strategies. We have also included a discussion of each of our divisions, including a description of our products and services offered and our competitors. Financial information regarding our segments and geographic results appears in the footnote entitled Segment Information in the Notes to Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

References To Weatherford

When referring to Weatherford and using phrases such as "we" and "us," the intent is to refer to Weatherford International, Inc. and its subsidiaries as a whole or on a divisional basis depending on the context in which the statements are made.

Strategy

Our primary objective is to provide our stockholders with above average returns on their investment through income growth and asset appreciation. We seek to achieve this objective through the pursuit of strategic investments and technology opportunities that will enhance the long-term value of our company while improving the market shares, product and service offerings and profitability of our existing businesses.

Principal components of our growth strategy include the following:

- Obtain, through internal research and development and acquisitions, new game-changing technologically-advanced products and services that can minimize formation damage, optimize reservoir production and allow us to capitalize on important secular trends such as the maturation of the world's major hydrocarbon reserves and the growth of deepwater activity.
- Continue to enhance the technology of our existing products and services to maintain our leading position in the markets in which we operate.
- Leverage off our worldwide infrastructure to introduce new and existing products and services, such as our underbalanced drilling, expandable tubular technology, production optimization and intelligent well completion.
- Pursue strategic acquisitions and combinations for long-term growth in new or existing markets.

Markets

We are a leading provider of equipment and services to the oil and gas exploration and production industry. Demand for our industry's services and products depends upon the number of oil and natural gas wells being drilled, the depth and drilling conditions of such wells, the number of well completions and the level of workover activity worldwide.

The majority of worldwide drilling activity has historically been concentrated in North America. In 1981, North American drilling activity hit an all time high. Factors such as world economic and political events, changes in the price of oil and natural gas and changes in supply and demand caused record low North American drilling activity levels in 1986, 1992 and again in 1999. By December 2001, drilling activity in North America had declined more than 75% from its 1981 peak primarily due to aging fields and lower-cost sources of oil internationally.

Drilling activity outside North America is somewhat less volatile than the North American market. Due to the significant investment and complexity surrounding international projects, drilling decisions relating to such projects tend to be evaluated and monitored with a longer-term perspective with regard to oil and natural gas pricing as most contracts span two to three years. Additionally, the international market is dominated by major oil companies and national oil companies which tend to have longer-term objectives than the typical independent producer in North America.

The international rig count peaked in 1982 and subsequently declined until the mid-1990's when it leveled out at approximately 750 rigs. During 1998, it began another decline until it hit an all time low of 556 rigs in mid-1999. Since 1999, the international market has been slow to recover; however, we believe the suppressed activity will not continue. We believe that due to the accelerating decline rates and mature age of the North American oilfields, the geological future of the industry is in the Eastern Hemisphere and deepwater.

Historically, the majority of our business was concentrated in the United States and Canada. Following the merger of EVI and Weatherford Enterra in 1998, we began a concerted program to expand our operations and shift more of our business internationally by utilizing the strength of our Drilling and Intervention Services Division's international presence to introduce new and existing products and services into these markets. Today, we operate in approximately 100 countries in the major oil and natural gas producing areas of North and Latin America, Europe, Africa, Russia, Southeast Asia and the Middle East.

Our Drilling and Intervention Services and Completion Systems Divisions are dependent on the North American and international rig counts. Historically, our Drilling and Intervention Services Division generated approximately half of its revenues from international activity and our Completion Systems Division generated approximately 57% of its revenues outside North America. With the increased importance of international production, these divisions continue to focus on growth in international markets.

Our Artificial Lift Systems Division is dependent principally on North American oil rotary and workover rig activity. It is estimated that more than three-quarters of the world's producing oil wells require some form of artificial lift. In North America, the estimated number of producing oil wells requiring lift is closer to 90% and outside of North America the estimate is approximately 70%.

Due to the maturity of the world's oil and gas reservoirs, the accelerating production decline rates and the change in focus to deepwater prospects, technology has become increasingly critical to the marketplace. Customers are testing, proving and seeking both incremental and game-changing technologies at an increasing rate.

Technology is an important aspect of our products and services as it helps us provide our customers with more efficient, higher margin and more cost-effective tools to find and produce oil and gas. We have invested a substantial amount of our time and resources in building our technology offerings. We believe that our new, more efficient and accurate products and services are among the best in the industry and enable our customers to reduce their costs of drilling and production.

Drilling and Intervention Services

Our Drilling and Intervention Services Division provides products and services used by oil and gas companies, drilling contractors and other service companies to explore, drill for and produce oil and natural gas. We estimate that about two-thirds of the products and services offered by this division are used in the initial drilling and completion of oil and gas wells. The remainder of the products and services are used in connection with the production phases of wells, including maintenance, re-drilling, re-completion and other well installations.

This division continues to focus on the secular growth of its underbalanced drilling services offerings to maintain our position as the leading provider of these services. We also pursue strategic acquisitions for long-term growth and market expansion. During 2001, we expanded our international presence through the acquisition of Orwell Group Plc, an Aberdeen, Scotland based company.

Products and Services Offered

The principal products and services provided by this division are drilling systems, well installation services, cementing products, and underbalanced drilling.

Drilling Systems

Our drilling systems operations consist of a wide variety of downhole services and products used during the drilling, completion, workover and plugging of oil and gas wells. Drilling services and products offered include:

Downhole Drilling Services. Our downhole drilling services include directional drilling services, multi-lateral systems, guidance and steering systems, whipstocks/casing exits, milling and cutting services, as well as plug and abandonment services. Downhole drilling services address the needs of operators to increase the productivity of their wells and their ultimate recovery of hydrocarbons from reservoirs. The technologies provided by this group enable the drilling of directional and horizontal wells as well as the drilling, tieback and completion of multiple lateral wells from a single well bore. The principal benefits of these technologies include the improved contact with and sweep of the reservoir, the reduction of the number of vertical wells required to drill a reservoir, the resulting benefit to the surface environment, and the improved return on the operator's investment.

Intervention Services. Our intervention services operations include thru-tubing tools and systems, wireline services, conventional fishing services, fishing jars and casing patch products and services. Our thru-tubing services are primarily used in well re-entry activities and allow the operator to perform complex drilling, completion and cementation functions from existing wellbores. Thru-tubing and re-entry technologies help to reduce operator costs by eliminating the need for the drilling and completion of new wellbores. Wireline services provide pipe recovery and cased hole services. Conventional fishing services consist of removing and cleaning wellbores of obstructions, such as equipment, tools, drill string segments and other debris that become caught during the drilling, completion or production activities of a well. Fishing requires specialty tools, including fishing jars, milling tools, casing cutters, overshots and spears. Fishing may also employ whipstocks and mills to permit sidetracking out of a well to avoid obstructions that cannot be moved. We also provide casing patches and well control equipment. Casing patches are utilized for a variety of downhole remediation purposes.

Proprietary Drilling Equipment and Rentals

Proprietary Drilling Equipment — We offer specialized proprietary drilling equipment to our customers. These patented tools, including our Dailey drilling and fishing jars, our Williams rotating heads and other pressure control equipment and many of our fishing products, are manufactured by us. We offer these tools to our customers on a rental basis, allowing the customer to utilize highly specialized equipment without the cost of holding that equipment in inventory.

Rentals — We also offer a large selection of third-party manufactured rental equipment and tools for the drilling, completion and workover of oil and gas wells. Our drilling equipment business allows our customers, primarily operators and drilling contractors, to have access to inventories of tools and other equipment without the cost of maintaining that equipment in their own inventory.

The rental of our proprietary and other equipment permits the equipment to be more efficiently used and allows us to receive value-added returns on the equipment. The breadth of our operations and locations allows us to manage and re-deploy our inventory of equipment to locations where the equipment is most needed. Our proprietary and other drilling equipment and tools include:

- Pressure control equipment such as blow-out preventers, high pressure valves, accumulators, adapters and choke and kill manifolds.
- Fishing and downhole tools such as milling tools, casing cutters, fishing jars, spears and overshots, stabilizers, power swivels and bottom hole assemblies.
- Drilling tools such as drill pipe, drill collars, weight pipe and drilling jars.
- Tubular handling equipment such as elevators, spiders, slips, tongs and kelly spinners.

Well Installation Services

Our well installation services operations consist of a wide variety of tubular connection and installation services for the drilling, completion and workover of an oil and gas well. We offer an integrated package of tubular services that allows our customers to receive all of their tubular handling, preparation, inspection, cleaning and wellsite installation needs from a single source. We are a leader in rig mechanization technology used for the installation of tubing and casing and offer various products and services to improve rig floor operations by reducing staffing requirements and increasing operational effectiveness and improving safety. We also specialize in high alloy installation services, where metallurgical characteristics call for specific handling technology. Finally, our well installation services include high-grade completion equipment installation services as well as cementation engineering services. Many of these services are provided in conjunction with our Completion Systems Division.

Cementing Products

Cementing operations are one of the most important and expensive phases in the completion of a well. We are the world's leading producer of specialized equipment that allows operators to centralize the casing of the well and control the displacement of cement and other fluids. Our cementing engineers also analyze complex wells and provide detailed recommendations to help optimize cementing results. Our cementing products group also works closely with our Completion Systems Division in designing integrated completion systems. Our cementing product line includes the following:

- *Centralizer Placement Software* — Software for calculating centralizer spacing for optimum standoff.
- *Centralizers* — A comprehensive product line for varying applications and well conditions.
- *LoDRAG™ and LoTORQ™ Centralizers* — Mechanical friction-reduction systems for extended reach drilling and underpressured conditions where differential sticking risk is high.
- *Drilling with Casing (DwC™)* — A technique that uses casing as the drillstring by attaching the DrillShoe™ drillable drill bits directly to the casing.
- *Flow Enhancement Tools* — Tools that improve cement flow.
- *Float Equipment* — Drillable shoes and collars with float valves that provide higher flow rates.
- *Other Equipment* — Cement baskets, guide shoes, retainers and bridge plugs, multiple stage tools and cementing plugs.

Underbalanced Drilling

Underbalanced drilling takes place when the bottom hole pressure exerted by the hydrostatic head of the drilling fluid column is less than the pressure of the formation being drilled. In underbalanced applications, the reservoir is able to flow while the drilling takes place and thereby protects the formation from damage by the drilling fluids. Traditional drilling methods utilize weighted drilling fluids that not only prevent the flow of hydrocarbons during drilling but permeate the formation causing significant formation damage and limiting the flow of hydrocarbons. The advantages to underbalanced drilling include faster rates of drill bit penetration and reduction of formation damage that inhibits production rates and minimizes lost circulation and costly stimulations. Underbalanced drilling is considered to be particularly desirable for drilling in older fields and reservoirs where the downhole pressure has declined. We believe that many older fields and reservoirs cannot be economically drilled other than through the use of underbalanced drilling. We estimate that at least 20% of the world's wells are likely to be drilled underbalanced during the next 5-10 years, with that percentage increasing over time.

We believe that we are the only company in the world that can offer all critical components for underbalanced drilling on a worldwide basis. These components include:

- *Surface Equipment* — Specially designed self-contained mobile or skid-mounted compression and nitrogen generation systems, rotating control heads to control well pressures while circulating drilling mediums during drilling, skid-mounted separators to separate air from mud, choke manifolds and solids recovery systems.
- *Downhole Equipment* — High temperature motors, wireline steering tools, drill pipe, air rotary hammer drills, casing exit systems and downhole monitoring equipment.
- *Fluid Systems* — Air drilling systems, mist drilling systems, foam drilling systems, including our patented Trans-Foam® Recyclable Drilling Fluid System and aerated fluid drilling systems.
- *Software/Engineering* — Engineering and software, including simulation modeling, candidate screening, corrosion mitigation, on-site engineering, data analysis and supervision.

Competition

Our Drilling and Intervention Services Division's products and services are provided worldwide, and we compete in a variety of distinct segments with a number of different competitors. Our major competitors are Baker Hughes, Halliburton, Schlumberger, Smith International and BJ Services. We also compete with Precision Drilling, Superior Energy Services, Franks International and other regional suppliers that provide a limited range of equipment and services tailored for local markets. Competition is based on a number of factors including performance, safety, quality, reliability, service, price, response time and in some cases, breadth of products. We believe that we are the industry leader in underbalanced drilling, the largest provider of drilling and cementing products and one of the largest providers of well installation services in the world.

Completion Systems

In 1999, we formed our Completion Systems Division to focus exclusively on providing our customers with a comprehensive offering of completion products, as well as engineered and integrated completion systems for oil and gas fields. During 2000 and 2001, we continued to expand this division's worldwide sales and service infrastructure throughout our broad footprint. We also continued our secular growth strategy through the expansion and introduction of our line of expandable completion products. In September 2001, we signed a three-year supply agreement with Shell International Exploration and Production for the global supply of our expandable products.

Late in 2001, we made key strategic acquisitions of Johnson Screens and CiDRA's Optical Sensing business to expand the breadth of our product offerings and to obtain new technologically-advanced value-added products. The acquisition of Johnson increased our manufacturing capabilities and presence in global oil and gas well screen markets. Johnson has a dominant brand name and is a leader in screen technology. The acquisition of CiDRA adds fiber optic sensing to our intelligent well offerings. CiDRA's technology can measure pressure, temperature, flow, phase fraction and seismic. The phase fraction and seismic aspects of CiDRA's technologies are expected to be commercialized in 2002.

In March 2002, we signed agreements with Shell Technology Ventures for the global licensing of their expandable tubular intellectual property and immediate access to the U.S. market for use of our Expandable Sand Screen (ESS™). Both companies have been at the forefront of developing expandable technology since the mid-1990's and are now extending their relationship.

Products and Services Offered

New technologies offered by this division are expandable systems and intelligent wells. In addition to our game-changing technologies, we have one of the most comprehensive completion offerings available, including packers, liner hangers, well screens, flow control and inflatable packers.

Expandable Systems

Our first product offering in expandable technology was our Expandable Sand Screen (ESS™), which eliminates the problems of gravel packing by reducing well costs, enhancing production and reducing erosion. During 2000, we developed new expandable technology that has applications for solid pipe, including casing and liners, and the well construction segment of our industry. Our expandable systems include our rotary expansion systems, which are based on positive displacement motor technology and can be deployed with drill pipe or coiled tubing. The patented rotary system overcomes stress limitations inherent in fixed cone expansion techniques.

Intelligent Well Technology

Intelligent completion products allow operators to remotely monitor the pressure, temperature, flow and phase fraction of a well. They also permit the control of various downhole components, such as chokes and pumps. These products, when combined with production packers, permit various sections of a well to be optimized to improve production. These devices can also eliminate the need for wireline and coiled tubing

because they can be operated from the surface. Advanced sensing systems that enable 4-D seismic monitoring are currently in development.

Packers

Packers are mechanically or hydraulically actuated devices that lock into the casing string and provide a seal between the casing and tubing in the well through an expanding element system. Packers permit producing formations to be isolated from other sections of the wellbore as well as allow downhole operations, such as cementing and acidizing, to take place without damaging the reservoir.

Liner Hangers

Liner hangers allow strings of casing to be suspended within a wellbore without having to extend the string to the surface, and are used to isolate production zones and formations. Most directional wells include one or more liners because of the difficulty of designing casing programs compatible with high tensile tubulars. We offer both drilling and production liner hangers. Drilling liners are used to isolate areas within the well during drilling operations. Production liners are used in the producing area of the well to support the wellbore and to isolate various sections of the well. We also offer expandable slotted liners that are designed to reduce cost and improve production.

Well Screens

These products are used in the fluid-solid separation processes and have a variety of product applications. Our primary application of well screens is for the control of sand in unconsolidated formations. Sand production often results in premature failure of artificial lift and other downhole and surface equipment and can obstruct the flow of oil and gas.

Flow Control

Flow control systems include completion and intervention equipment that provide the ability to manage production throughout the life of the well. Our flow control systems include standard and advanced flow control products such as nipples, sleeves, running and pulling tools, plugs, valves and rolling systems. We also offer comprehensive engineering, design and installation capabilities.

Inflatable Packers

These products are used in open cased hole applications for zonal isolation in drilling, completion or remedial applications. Our product line includes annulus casing packers, inflatable production packers and inflatable straddle packer assemblies. We also offer specialized high pressure, high temperature, high performance inflatable thru-tubing and completion packers.

Competition

In our Completion Systems Division, our principal competitors are Baker Hughes, Halliburton and Schlumberger. We also compete with various smaller providers of completion equipment. Technological innovation, quality of service, industry reputation and price are the principal methods of competition. We believe that we are the third largest provider of completion equipment in the U.S. and the leading provider of liner hanger equipment and flow control products in the North Sea market.

Artificial Lift Systems

Artificial lift systems are installed in oil wells that do not have sufficient reservoir pressure to raise the oil to the surface or that need to supplement the natural reservoir drive in producing oil from the well. We believe we are the leading provider of artificial lift systems worldwide. We also believe we have a competitive advantage as the only provider of all forms of lift and as the only supplier of customized production solutions.

One of our technology initiatives, production optimization systems or intelligent lift, provides powerful benefits to our customers for lowering operating and capital costs and improving rates of production. During 2001, we made key technology acquisitions to further complement our intelligent lift systems. Today, the complete optimization system allows remote monitoring of reservoir production and equipment performance as well as the ability to remotely adjust production and systems operation.

Our Artificial Lift Systems Division is also continuing to focus on expanding our share of the electrical submersible pumps market through its supplier alliances and the development of our own proprietary electrical submersible pumping units.

Products and Services Offered

There are six principal types of artificial lift technologies used in the industry. We are the only company in the world that is able to provide all forms of lift including progressing cavity pumps, reciprocating rod and gas lift systems, electrical submersible pumps, hydraulic and other lift systems. This division also offers production optimization systems.

Progressing Cavity Pumps

A progressing cavity pump is a downhole pump that is controlled by an above-ground electric motor system connected to the downhole pump via sucker rods for the production of oil. These pumps are among the most operationally efficient and are designed to work in wells of depths up to 6,000 feet and production between 10 to 4,500 barrels of oil per day. We are also developing high temperature progressing cavity pumps for SAGD applications.

Reciprocating Rod Lift Systems

A reciprocating rod lift system is an artificial lift pumping system that uses an above-ground mechanical unit connected to a sucker rod and a downhole pump. It uses an up and down suction process to lift the oil from the reservoir. Reciprocating lift is used primarily for the production of oil from wells of depths up to 14,000 feet and production rates from 20 to 8,000 barrels per day. Reciprocating lift systems are generally more expensive to install than other systems but less costly to operate. We offer a complete package of products for rod lift applications ranging from traditional pump jacks to the state-of-the-art RotaFlex® long stroke pumping unit, as well as all downhole components, including the Corod® continuous sucker rod, traditional sucker rods and tubing anchors.

Gas Lift Systems

Gas lift is a form of artificial lift that uses natural gas to lift oil in a producing reservoir to the surface. The process of gas lift involves the injection of natural gas into the well through an above-ground injection system and a series of downhole mandrels and gas lift valves. The gas that is injected into the system is either produced from and reinjected into the well, or is injected from gas produced from nearby wells. The injected gas acts as the lifting agent for the heavier oil. Gas lift systems are used primarily for offshore wells and those wells that have a high component of gas in the well or have a gas supply near the well. Gas lift systems are designed to operate at depths up to 15,000 feet with volumes up to 20,000 barrels of oil per day.

Electrical Submersible Pumps

An electrical submersible pump is an electric pump and motor that is placed downhole near the producing reservoir and is driven by an electric motor controller and supply system above ground. Electrical submersible pumps are designed to operate at depths of 9,000 to 12,000 feet with volumes from 800 to 20,000 barrels per day. Prior to 1999, we had not been a provider of electrical submersible pumps to the industry. In 1999, we entered into an alliance with Electrical Submersible Pumps, Inc., the world's third largest supplier of this type of pump, to supply us with our own line of electrical submersible pumps and to distribute them for Electrical Submersible Pumps in selected markets.

Hydraulic Lift Systems

Hydraulic lift is a form of oil pumping system that uses an above-ground surface power unit to operate a downhole hydraulic pump (jet or piston) to lift oil from the reservoir. These systems are designed for wells at depths up to 20,000 feet with volumes of up to 15,000 barrels per day. Hydraulic pumps are well-suited for wells with high volumes and low solids.

Other Lift Systems

We also offer a new form of lift that we call "plunger lift." Plunger lift is the only artificial lift system that requires no assistance from outside energy sources. The typical system consists of a plunger (or piston), top and bottom bumper springs, a lubricator and a surface controller. The plunger cycles between the top and bottom bumper springs. As it travels to the surface, it creates a solid interface between the lifted gas below and produced fluid above to maximize lift energy. The travel cycle is controlled by a surface controller. Plunger lift is a low cost, easily maintained method of lift. It is particularly useful for dewatering gas wells and increasing production from wells with emulsion problems. Plunger lift also keeps wells free of paraffin and other tubing deposit problems and can be used to produce a well to depletion.

Production Optimization Systems

Our Artificial Lift Systems Division was one of the first organizations to provide complete artificial lift well optimization services and products. These services include software and instrumentation that allow the customer to remotely monitor and control wells and optimize field production from a central location. To further develop this service, we entered into alliance agreements and purchased key complementary technologies during 2001. We believe that this product offering will benefit the customer with substantial cost savings while improving returns.

Competition

We primarily compete with Baker Hughes, Schlumberger, Robbins & Myers and Harbison Fischer. We also compete with Lufkin, National-Oilwell, Kudu and ESP. The principal methods of competition are performance, quality, reliability, service and technological innovation. We believe that we are the world's largest provider of progressing cavity pumps, reciprocating rod lift pump systems and hydraulic lift systems and are the only fully integrated provider of all lift systems.

Compression Services

In February 2001, we completed the merger of essentially all of our Compression Services Division into a subsidiary of Universal Compression Holdings, Inc. in exchange for 13.75 million shares of Universal common stock. Our Compression Services Division was operated as a joint venture between us and GE Capital. We owned 64% of the venture and GE Capital owned 36%. In connection with the merger, we completed the acquisition of GE Capital's 36% interest. We retained part of the Compression Services Division, namely the Singapore-based Gas Services International operations, which has been integrated into our Artificial Lift Systems Division. We also retained $10.0 million in accounts receivable.

Prior to the Universal merger, our Compression Services Division offered the following products and services: rental, packaging and sales of natural gas compressors, custom-designed compression systems, maintenance and reconditioning services and select services such as repair services.

Discontinued Operations — Grant Prideco

Our Grant Prideco® Drilling Products Division is classified as a discontinued operation in light of our spin-off of this division to our stockholders in April 2000. Grant Prideco is an international manufacturer and supplier of products used for the exploration and production of oil and gas.

Properties

Our operations are conducted in over 100 countries. We currently have more than 55 manufacturing facilities and approximately 485 sales, service and distribution locations throughout the world. The following table describes the material facilities owned or leased by us as of December 31, 2001:

Location	Facility Size (Sq. Ft.)	Property Size (Acres)	Tenure	Utilization
Drilling & Intervention Services:				
Nisku, Alberta, Canada	149,193	27.79	Owned	Region office, BOP, drilling systems, wireline, underbalanced services
Houma, Louisiana	148,869	13.00	Owned	Manufacturing of cementing products
Houston, Texas(1)	145,650	24.18	Owned	Research and development
Dubai, UAE	141,000	3.20	Leased	Cementing products, well installation services, drilling systems
Pearland, Texas	127,500	57.45	Owned	Manufacturing of drilling systems and pipeline
Songkhla, Thailand	124,430	2.86	Leased	Well installation services, drilling systems
Loyang, Singapore	93,947	2.16	Leased	Drilling systems, well installation services, cementing products
Hassi Messaoud, Algeria	87,196	5.00	Owned	Well installation services, drilling systems, underbalanced services, cementing products
Dammam, Saudi Arabia	80,729	1.90	Leased	Manufacturing of drilling systems, well installation services
Stavanger Forrus, Norway	75,347	4.40	Leased	Cementing products, drilling systems, well installation services
Houston, Texas	71,242	14.55	Owned	Directional drilling operations, MWD motor operations, jar repair
Macae, Brazil	69,721	2.17	Owned	Drilling systems, underbalanced services and well installation services
Hannover, Germany	65,950	3.41	Leased	Manufacturing of well installation services, cementing products
Abu Dhabi, UAE	65,000	1.50	Leased	Cementing products, well installation services, drilling systems
Casper, Wyoming	63,150	9.53	Owned	Drilling systems
Completion Systems:				
Duri, Indonesia	191,141	4.39	Owned	Manufacturing of well screens
Dyce, Scotland	125,000	2.87	Leased	Manufacturing of expandable slotted tubulars
Huntsville, Texas	125,000	20.00	Owned	Manufacturing of liner hangers, packers, thru tubing
Houston, Texas	90,640	5.53	Leased	Manufacturing of sand control screens
Houston, Texas	81,500	13.49	Owned	Manufacturing of well screens, inflatable packers
Caxias do Sul, Brazil	82,980	17.49	Leased	Manufacturing of packers
Scott, Louisiana	76,763	8.00	Owned	Manufacturing of flow control, wireline
Houston, Texas	71,680	14.00	Owned	Manufacturing of sand screens
New Iberia, Louisiana	65,580	18.80	Owned	Manufacturing of liner hangers, packers
Arbroath, Scotland	62,818	4.00	Leased	Manufacturing of liner hangers, flow control, packers
Artificial Lift Systems:				
New Brighton, Minnesota(2)	195,000	36.58	Owned	Manufacturing of water well screens, industrial screens
Brisbane, Australia(2)	136,000	4.04	Leased	Manufacturing of water well screens
Woodward, Oklahoma	118,000	49.58	Leased	Manufacturing of reciprocating rod lift,

				hydraulic lift
Singapore, Singapore	114,895	2.64	Leased	Compressor fabrication, packaging and engineering
Greenville, Texas	110,000	7.00	Owned	Manufacturing of reciprocating rod lift
Edmonton, Canada	108,797	11.34	Owned	Manufacturing of reciprocating rod lift, progressing cavity pumps
New Castle, Australia	99,000	11.27	Owned	Manufacturing of mining, waterwell and urethane screens
Colorado Springs, Colorado	94,000	30.00	Owned	Manufacturing of reciprocating rod lift
Odessa, Texas	92,840	6.75	Owned	Manufacturing of pumping units
Sao Leopoldo, Brazil	86,100	17.00	Owned	Manufacturing of progressing cavity pumps
Lloydminster, Alberta, Canada	77,700	6.81	Owned	Manufacturing of progressing cavity pumps and administrative
Longview, Texas	72,997	17.59	Owned	Manufacturing of reciprocating rod lift
Rio Tercero, Argentina	64,583	7.40	Owned	Manufacturing of reciprocating rod lift, gas lift
Nisku, Alberta, Canada	64,000	7.40	Owned	Manufacturing of reciprocating rod lift
Corporate:				
Houston, Texas	227,927	—	Leased	Company's principal offices

(1) The Houston, Texas research and development facility is shared by our Drilling and Intervention Services Division and Completion Systems Division.

(2) The New Brighton, Minnesota and Brisbane, Australia facilities are shared by our Artificial Lift Systems Division and Completion Systems Division.

Other Business Data

Raw Materials

We purchase a wide variety of raw materials as well as parts and components made by other manufacturers and suppliers for use in our manufacturing. Many of the products sold by us are manufactured by other parties. We are not dependent on any single source of supply for any of our raw materials or purchased components; however, the loss of one or more of our suppliers in our Artificial Lift Systems Division could disrupt production for some time.

Customers and Backlog

Our principal customers consist of major and independent oil and natural gas producing companies. During 2001, 2000 and 1999, none of our customers accounted for more than 10% of consolidated revenues.

Our backlog consists of customer orders for which a purchase order has been received, satisfactory credit arrangements exist and delivery is scheduled. The respective sales backlog for our completion products and our artificial lift systems and products were approximately $44 million and $85 million as of February 2002 and approximately $41 million and $40 million for the comparable period in the prior year. All backlog is expected to be shipped during 2002. Our Drilling and Intervention Services Division does not have backlog as it is primarily service related.

Research, Development and Engineering and Patents

We maintain world-class technology and training centers in Houston, Texas and Aberdeen, Scotland whose activities are focused on improving existing products and services and developing new technologies to meet customer demands for improved drilling performance and enhanced reservoir productivity. Our expenditures for research, development and engineering totaled $46.5 million in 2001, $28.6 million in 2000 and $17.7 million in 1999.

As many areas of our business rely on patents and proprietary technology, we have followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. In the United States, we currently have more than 380 patents issued and over 200 pending. We have over 600 foreign patents issued and over 700 pending.

Many of our patents provide us with competitive advantages in our markets. Important patented products and technologies include (1) our expandable slotted and solid tubular products, many of which are sold pursuant to a license from Shell, (2) our underbalanced drilling products and services, including our "Virtual Riser" offshore pressure control system, Williams high pressure rotating heads, internal riser rotating control head for deepwater drilling and our chemicals and foam technology and (3) fiber optic sensing systems for intelligent completion systems.

Although in the aggregate our patents are of considerable importance to the manufacturing and marketing of many of our products, we do not believe that the loss of one or more of our patents would have a material adverse effect on our business.

Seasonality

Weather and natural phenomena can temporarily affect the sale and performance of our products and services. Spring months in Canada tend to affect operations negatively, but the widespread geographical locations of our operations serve to mitigate the impact of the seasonal nature of our business.

Insurance

We currently carry a variety of insurance for our operations. We are partially self-insured for certain claims in amounts that we believe to be customary and reasonable. We also maintain political risk insurance to insure against certain risks while doing business in foreign countries.

Although we believe that we currently maintain insurance coverage that is adequate for the risks involved, there is always a risk that our insurance may not be sufficient to cover any particular loss or that our insurance may not cover all losses. For example, while we maintain product liability insurance, this type of insurance is limited in coverage and it is possible that an adverse claim could arise that is in excess of our coverage. Finally, insurance rates have in the past been subject to wide fluctuation, and changes in coverage and changes in the insurance industry will likely result in increases in our cost and higher deductibles and retentions.

Federal Regulation and Environmental Matters

Our operations are subject to federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have, in recent years, become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. While we are not currently aware of any situation involving an environmental claim that would likely have a material adverse effect on our business, it is always possible that an environmental claim with respect to one or more of our current businesses or a business or property that one of our predecessors owned or used could arise that could have a material adverse effect.

In August 2001, we paid $131,182 to the EPA to settle as a de minimus party to the Casmailia, California Superfund Site. In September 2001, we were notified by the Texas Natural Resource Conservation Commission ("TNRCC") that we were named as a party to the Voda Petroleum site in Clarksville City, Texas. This matter is in the preliminary stages and based on the information provided by the TNRCC, it appears that we will be a de minimus party.

Our expenditures during 2001 to comply with environmental laws and regulations were not material, and we currently expect that the cost of compliance with environmental laws and regulations for 2002 also will not be material.

Employees

We currently employ approximately 14,500 employees. Certain of our operations are subject to union contracts. These contracts, however, cover less than one percent of our employees. We believe that our relationship with our employees is generally satisfactory.

Forward-Looking Statements

This report as well as other filings made by us with the Securities and Exchange Commission ("SEC") and our releases issued to the public contain various statements relating to future results, including certain projections and business trends. We believe these statements constitute "Forward-Looking Statements" as defined in the Private Securities Litigation Reform Act of 1995.

From time to time we update the various factors that we consider in making our forward-looking statements and the assumptions we use in those statements. The following sets forth an update of the various assumptions we use in our forward-looking statements as well as risks and uncertainties relating to those statements. Certain of the risks and uncertainties may cause actual results to be materially different from projected results contained in forward-looking statements in this report and in our other disclosures. These risks and uncertainties include, but are not limited to, those described in "Risk Factors" below and the following:

- *A downturn in market conditions could affect projected results.* Any material changes in oil and gas supply and demand balance, oil and gas prices, rig count or other market trends would affect our results and would likely affect the forward-looking information provided by us. The oil and gas industry is extremely volatile and subject to change based on political and economic factors outside our control. In recent periods, there has been a general decrease in prices for oil and natural gas, reflecting diminished demand attributable to political and economic issues. In particular, the United States economy and most foreign economies have weakened in recent periods. An extended regional and/or worldwide recession would result in even lower demand and lower prices for oil and gas, which would adversely affect our revenues and income. At this time, we have assumed that material declines in 2002 will be limited to North and Latin America. Furthermore, our forward-looking statements regarding our drilling and completion products and services assume a modest improvement in the international rig count in 2002 and that no extended material declines in the North American rig count will occur.

- *Our results are dependent upon our ability to react to the current market environment.* During the fourth quarter of 2001 and 2002 to date, we implemented a number of programs intended to reduce costs and align our cost structure with the current market environment. Our forward-looking statements assume these measures will generate the savings expected and, if the markets continue to decline, that any additional actions we pursue will be adequate to achieve the desired savings.

- *A material disruption in our manufacturing could adversely affect some divisions of our business.* Our forward-looking statements assume that any manufacturing expansion and consolidation will be completed without material disruptions. If there are disruptions or excess costs associated with manufacturing changes, our results could be adversely affected.

- *Our success is dependent upon the integration of acquisitions.* During 2001, we consummated acquisitions of several product lines and businesses, including the acquisition of Johnson Screens. The success of our acquisitions will be dependent on our ability to integrate the product lines and businesses with our existing businesses and eliminate duplicative costs. We incur various duplicative costs during the integration of the operations of acquired businesses into our operations. Our forward-looking statements assume the successful integration of the operations of the acquired businesses and their contribution to our results during 2002; however, there can be no assurance that the expected benefits of these acquisitions will materialize. Integration of acquisitions is something that cannot occur in the short-term and that requires constant effort at the local level to be successful. Accordingly, there can be no assurance as to the ultimate success of these integration efforts.

- *Our long-term growth strategy is dependent upon technological advances.* Our ability to succeed with our long-term growth strategy is dependent in part on the technological competitiveness of our products and services. A central aspect of our growth strategy is to enhance the technology of our current products and services, to obtain new technologically-advanced value-added products through internal research and development and/or acquisitions and to then expand the markets for the technology through the leverage of our worldwide infrastructure. These technological advances include our underbalanced drilling technology, expandable technology, rotary expansion systems and recently added production optimization and fiber optic sensor technology. Our forward-looking statements have assumed above-average growth from these new products and services in 2002.

- *Currency fluctuations could have a material adverse financial impact on our business.* A material decline in currency rates in our markets could affect our future results as well as affect the carrying values of our assets. World currencies have been subject to much volatility. Our forward-looking statements assume no material impact from future changes in currencies.

- *Political disturbances, war, or terrorist attacks and changes in global trade policies could adversely impact our operations.* Political disturbances, war, or terrorist attacks and changes in global trade policies could impact our operations in these markets. We have assumed that there will be no material political disturbances, war, or terrorist attacks and that there will be no material changes in global trade policies.

- *Unexpected litigation and legal disputes could have a material adverse financial impact.* If we experience unexpected litigation or unexpected results in our existing litigation that have a material effect on our financial results, the accuracy of the forward-looking statements would be affected. Our forward-looking statements assume that there will be no material unexpected litigation or results.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our other filings with the SEC. For additional information regarding risks and uncertainties, see our other current filings with the SEC under the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended available free of charge at the SEC's website at *www.sec.gov*. We will generally update our assumptions in our filings as circumstances require.

Risk Factors

An investment in our common stock involves various risks. When considering an investment in our company, you should consider carefully all of the risk factors described below, as well as other information included and incorporated by reference in this report.

Low oil and gas prices adversely affect demand for our products and services.

Low oil and gas prices adversely affect demand throughout the oil and natural gas industry, including the demand for our products and services. As prices decline, we are affected in two significant ways. First, the funds available to our customers for the purchase of goods and services decline. Second, exploration and drilling activity declines as marginally profitable projects become uneconomic and are either delayed or eliminated. Accordingly, when oil and gas prices are relatively low, our revenues and income will be adversely affected.

The market price of our common stock may fluctuate.

Historically, the market price of common stock of companies engaged in the oil and gas industry has been highly volatile. Likewise, the market price of our common stock has varied significantly in the past. News announcements and changes in oil and natural gas prices, changes in the demand for oil and natural gas exploration and changes in the supply and demand for oil and natural gas have all been factors that have affected the price of our common stock.

We have significant foreign operations that would be adversely impacted in the event of war, political disruption, civil disturbance and global trade policies.

Like most multinational oilfield service companies, we have operations in certain international areas, including parts of the Middle East, North and West Africa, Latin America, the Asia-Pacific region and the Commonwealth of Independent States that are inherently subject to risks of war, political disruption, civil disturbance and global trade policies that may:

- disrupt oil and gas exploration and production activities;
- negatively impact results of operations;
- restrict the movement of funds;
- inhibit our ability to collect receivables;
- lead to U.S. government or international sanctions; and
- limit access to markets for periods of time.

Our significant operations in foreign countries expose us to currency fluctuation risks.

Approximately 27% of our net assets are located outside the U.S. and are carried on our books in local currencies. Changes in those currencies in relation to the U.S. dollar result in translation adjustments which are reflected as accumulated other comprehensive loss in the stockholders' equity section on our Consolidated Balance Sheets. We recognize remeasurement and transactional gains and losses on currencies in our Consolidated Statements of Operations. Such remeasurement and transactional losses may adversely impact our results of operations.

In certain foreign countries a component of our cost structure is U.S. dollar denominated, whereas our revenues are local currency based; therefore, a devaluation of the local currency would adversely impact our operating margins.

Customer credit risks could result in losses.

The concentration of our customers in the energy industry may impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by prolonged changes in economic and industry conditions. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. We maintain reserves for potential credit losses and, generally, actual historical losses have been consistent with our expectations.

Uninsured judgments or a rise in insurance premiums could adversely impact our results.

Although we maintain insurance to cover potential claims and losses, we could become subject to a judgement for which we are not adequately insured. Additionally, the recent terrorist attacks that occurred in the U.S. may adversely impact our ability to obtain insurance or impact the cost of such insurance, which may adversely impact our results of operations.

Uninsured claims and litigation could adversely impact our results.

In the ordinary course of business, we become the subject of various claims and litigation. We maintain insurance to cover many of our potential losses and we are subject to various self-retentions and deductibles with respect to our insurance. Although we are subject to various ongoing items of litigation, we do not believe that any of the items of litigation that we are currently subject to will result in any material uninsured losses to us. It is possible; however, that an unexpected judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts that we currently have reserved or anticipate incurring.

We are also subject to various federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have in recent years become more stringent

and have generally sought to impose greater liability on a larger number of potentially responsible parties. While we are not currently aware of any situation involving an environmental claim which would likely have a material adverse effect on our business, it is always possible that an environmental claim with respect to one or more of our current businesses or a business or property that one of our predecessors owned or used could arise and could involve the expenditure of a material amount of funds.

A terrorist attack could have a material adverse effect on our businesses.

The terrorist attacks that took place in the U.S. on September 11, 2001 were unprecedented events that have created many economic and political uncertainties, some of which may materially impact our businesses. The long-term effects of the September 11, 2001 attacks on our businesses are unknown. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect our businesses for the short or long-term in ways that cannot presently be predicted.

ITEM 2. *Properties*

See Item 1. Business — Properties on page 32 of this report, which is incorporated by reference into this item.

ITEM 3. *Legal Proceedings*

In the ordinary course of business, we become the subject of various claims and litigation. We maintain insurance to cover many of our potential losses, and we are subject to various self-retention and deductibles with respect to our insurance.

See Item 1. Business — Other Business Data — Federal Regulations and Environmental Matters on page 34 of this report, which is incorporated by reference into this item.

Although we are subject to various ongoing items of litigation, we do not believe that any of the items of litigation to which we are currently subject will result in any material uninsured losses to us. It is possible; however, that an unexpected judgement could be rendered against us in the cases in which we are involved that could be uninsured and beyond the amounts that we currently have reserved.

ITEM 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of stockholders of the Company during the fourth quarter of the year ended December 31, 2001.

PART II

ITEM 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our common stock is traded on the New York Stock Exchange under the symbol "WFT." As of March 20, 2002, there were 3,457 stockholders of record. The following table sets forth, for the periods indicated, the range of high and low sale prices per share for the common stock as reported on the New York Stock Exchange.

	Price	
	High	Low
Year ending December 31, 2001		
First Quarter	$\$58\frac{15}{16}$	$\$42\frac{5}{16}$
Second Quarter	$60\frac{3}{8}$	$44\frac{3}{8}$
Third Quarter	$48\frac{1}{4}$	$22\frac{11}{16}$
Fourth Quarter	$39\frac{1}{8}$	$24\frac{3}{16}$
Year ending December 31, 2000		
First Quarter	$62	$\$34\frac{7}{8}$
Second Quarter(a)	$61\frac{11}{16}$	35
Third Quarter	$50\frac{1}{4}$	$36\frac{3}{8}$
Fourth Quarter	$49\frac{3}{8}$	$31\frac{3}{4}$

(a) At the close of business on April 14, 2000, the price of our common stock was adjusted for the Spin-off of Grant Prideco.

On March 20, 2002, the closing sales price of our common stock as reported by the New York Stock Exchange was $47.51 per share. We have not declared or paid cash dividends on our common stock since 1984 and we do not currently anticipate paying cash dividends on our common stock at any time in the foreseeable future.

In addition to our common stock, we currently have outstanding $402.5 million principal amount in 5% Convertible Subordinated Preferred Equivalent Debentures due 2027. These debentures have the following material terms:

- Mature on November 1, 2027
- Interest rate of 5% per annum, payable February 1, May 1, August 1 and November 1 of each year, but subject to deferral for up to 20 consecutive quarters if not in default on interest payments
- Are convertible into common stock at a conversion price of $53.34 per share
- May be redeemed by us at any time on or after November 4, 2000 at redemption prices set forth in an indenture relating to the debentures
- Are subordinated in right of payment of principal and interest on certain existing and future senior indebtedness

We also have $910.0 million face amount of Zero Coupon Convertible Senior Debentures due 2020. These debentures have the following material terms:

- Mature on June 30, 2020
- Original issue discount of $408.4 million, providing the holders with an annual 3% yield to maturity
- Holders may convert at any time prior to maturity at a conversion rate of 9.9970 shares per $1,000 principal amount at maturity
- We may redeem these debentures on or after June 30, 2005 at the accreted principal amount at the time of redemption

- Holders also may require us to repurchase these debentures on June 30, 2005, June 30, 2010 and June 30, 2015 at the issue price plus accrued original issue discount, and we may, at our election, repurchase the debentures for cash, common stock or a combination thereof
- Unsecured obligation ranking equal in right of payment with all other unsecured and unsubordinated indebtedness and will rank senior to any future subordinated indebtedness

During the quarter ended December 31, 2001, we issued an aggregate of 3,271,149 shares of our common stock in transactions not involving a public offering and that were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 as follows:

- On November 16, 2001, we issued 1,896,149 shares of common stock to CiDRA Corporation in consideration for the purchase of CiDRA Corporation's Optical Sensing Systems business unit.
- On December 1, 2001, we reserved for issuance 1,375,000 shares of common stock to the shareholders of Energy Rentals, Inc. in connection with the acquisition of Energy Rentals, Inc.

ITEM 6. *Selected Financial Data*

The following table sets forth certain selected historical consolidated financial data and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere herein. The following information may not be deemed indicative of our future operating results.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except per share amounts)				
Revenues	$2,328,715	$1,814,261	$1,240,200	$1,363,849	$1,357,374
Operating Income	409,474	120,328(a)	66,818	36,171(b)	216,082
Income (Loss) From Continuing Operations	214,651	(38,892)(a)(c)	16,206	(883)(b)	129,745
Basic Earnings (Loss) Per Share From Continuing Operations	1.88	(0.36)(a)(c)	0.16	(0.01)(b)	1.35
Diluted Earnings (Loss) Per Share From Continuing Operations	1.76	(0.36)(a)(c)	0.16	(0.01)(b)	1.33
Total Assets	4,296,362	3,461,579	3,513,789	2,638,612	2,508,034
Long-term Debt	1,097,294(d)	730,176(e)	226,603	220,398	224,935
5% Convertible Subordinated Preferred Equivalent Debentures	402,500	402,500	402,500	402,500	402,500
Stockholders' Equity	1,838,240	1,338,458(f)	1,843,684	1,500,090	1,462,409
Cash Dividends Per Share	—	—	—	—	—

(a) Includes $56.3 million, $43.0 million net of taxes, of impairment charges related to the merger of essentially all of our Compression Services Division into Universal.

(b) Includes $160.0 million, $104.0 million net of taxes, of merger and other charges relating to the merger between EVI and Weatherford Enterra and a reorganization and rationalization of our business in light of industry conditions.

(c) Includes $76.5 million of deferred tax provision associated with the deconsolidation of our Compression Services Division.

(d) Includes $347.1 million of our 6⅝% Senior Notes due 2011, issued November 2001.

(e) Includes $910.0 million face amount of our Zero Coupon Convertible Senior Debentures, at the accreted discount amount of $509.2 million as of December 31, 2000, issued June 2000.

(f) Reflects the distribution of our Grant Prideco, Inc. subsidiary to our stockholders.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

General

Our business is conducted through three business segments: (1) Drilling and Intervention Services, (2) Completion Systems and (3) Artificial Lift Systems. In addition to these three segments, we historically operated a Compression Services Division and a Drilling Products Division. In February 2001, we completed the merger of essentially all of our Compression Services Division into a subsidiary of Universal Compression Holdings, Inc. in exchange for 13.75 million shares of Universal common stock, or approximately 45% of Universal's current common stock outstanding. On April 14, 2000, we distributed to our stockholders all of the outstanding shares of Grant Prideco, Inc., which held the operating assets used in our Drilling Products Division. As a result of this distribution, our Drilling Products Division is presented as discontinued operations in the accompanying financial statements.

The following is a discussion of our results of operations for the last three years. This discussion should be read in conjunction with our financial statements and notes thereto that are included in Item 8. Financial Statements and Supplementary Data. Our discussion includes various forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on certain assumptions that we consider reasonable. For information about these assumptions, you should refer to the section entitled "Forward-Looking Statements" located within Item 1. Business. We are unable to provide certain information regarding our results excluding the impact of acquisitions due to the integration of these acquisitions into our operations. We acquire numerous companies every year and focus on integration efforts so that we may realize the benefits each acquisition provides.

Market Trends and Outlook

Our businesses serve the oil and gas industry. All of our businesses are affected by changes in the worldwide demand for and price of oil and natural gas. Certain of our products and services, such as our well installation services and well completion services, are dependent on the level of exploration and development activity and the completion phase of the well life cycle. Other products and services, such as our artificial lift systems, are dependent on production activity. We currently estimate that approximately two-thirds of our continuing operations are reliant on drilling activity, with the remainder focused on production and reservoir enhancement activity.

The following chart sets forth certain statistics that are reflective of historical market conditions:

	WTI Oil(1)	Henry Hub Gas(2)	North American Rig Count(3)	International Rig Count(3)
2001	$19.84	$2.570	1,185	747
2000	26.80	9.775	1,497	703
1999	25.60	2.329	1,177	575

(1) Price per barrel as of December 31 — *Source:* Applied Reasoning, Inc.

(2) Price per MM/BTU as of December 31 — *Source:* Oil World

(3) Average rig count for December — *Source:* Baker Hughes Rig Count

The oil and gas industry has been subject to extreme volatility in recent years due to significant changes in the demand, supply and pricing of oil and natural gas. In 1999, demand for our products and services was low as our customers' exploration, development and production activities worldwide were reduced in reaction to sharply lower oil prices. The low levels of activity continued through most of 1999 as the price of oil hit a low of $11.07 per barrel during the year. The North American and international rig counts reached historical lows of 534 and 556, respectively. During the second half of 1999, the price of oil increased sharply due to demand and supply imbalances and the members of the Organization of Petroleum Exporting Countries reducing production in compliance with production quotas. The pickup in our customers' activity was not proportional to the increase in the price of oil, as our customers were more cautious in new spending due to the recent volatility of prices.

During 2000, the price of oil increased as a result of supply and demand imbalances created by reduced customer investment in oil and gas development in 1998 and 1999. The increase in the price of oil and gas in 2000 allowed us to experience steady improvements in the demand for our products and services, in particular in the North American markets. The increase in demand for our products in international markets lagged the recovery in North America. International activity began to increase in the latter half of 2000, with steady improvement continuing in 2001. The international rig count increased 38% from the 1999 low to the 2001 high.

The demand for oil and natural gas began to weaken during the third quarter of 2001 in response to slowing growth in worldwide economies. This resulted in a slow-down in North American rig activity. The U.S. rig count peaked at 1,293 rigs in July 2001, and during December it had declined 32% to a low of 882 rigs. Natural gas prices have declined from a high of $9.82 per mcf earlier in 2001 to a recent price of approximately $2.31 per mcf. We expect a continued decline in 2002 in the North American markets in response to the slowing growth in the worldwide economy.

Drilling activity outside North America is somewhat less volatile than the North American market. Due to the significant investment and complexity surrounding international projects, drilling decisions relating to such projects tend to be evaluated and monitored with a longer-term perspective in regard to oil and natural gas pricing as most contracts span two to three years. International rig activity during the fourth quarter remained constant at approximately 750 rigs. Our customer's international spending is expected to improve modestly during 2002; however, we expect international demand for our products and services to exceed the expected industry-wide increase in international market activity, as we leverage our technology offerings and expand our market share.

In general, we expect the markets to affect our businesses as follows:

Drilling and Intervention Services and Completion Systems. Due to the recent decline in natural gas prices, we expect a decline in revenues of approximately 10% in the U.S. market throughout 2002 from our fourth quarter 2001 activity levels. Canada is anticipated to decline approximately 20% from its seasonal high in the first quarter of 2002 due to the "spring break up" and to remain at the lower levels throughout the end of the year. We also forecast our Latin American market to decline by 5 – 10% due to the current political environment in Argentina and Venezuela. Lower volumes and pricing pressures will adversely impact operating profits in those regions.

These divisions are expected to see international revenue and profitability improvements in 2002. We currently expect that the markets in Europe and West Africa will experience revenue growth of 10%, Middle East and North Africa will experience sales improvements of 15% and Asia Pacific's revenues will increase more than 20% in 2002. These improvement levels will be supported by market share gains through our technology product offerings, under balanced drilling systems and expandable products. Specific new product offerings include the downhole deployment valve for underbalanced drilling, the expandable liner hanger and expandable casing patches.

In addition to reliance upon drilling activity, the level of these divisions' contribution will be dependent on our ability to react to shifting market demand and our ability to successfully market our products and services, including our technology product offerings.

Artificial Lift. This division is primarily an oil driven business that is currently 63% North American based and 37% international. North American oil activity was sluggish during 2001 due to the concerted focus on natural gas drilling; however, this division will benefit from any shift in priority that our customers place on oil projects rather than natural gas projects in light of the recent decline in natural gas prices. In Canada, we were recently awarded a five-year contract in support of a first-phase heavy-oil development. This incremental business will begin in 2002. We expect the U.S. market activity to be consistent with 2001 fourth quarter activity levels. Share gains in this market will come from further expansion of our production optimization technology. We expect to achieve international market penetration on core products as we leverage our global footprint and all lift options marketing strategy.

Overall, the level of results of operations for our businesses in 2002 will be heavily dependent on worldwide industrial production and our ability to react to the changes in the industry. In addition, the strength of the industry will be highly dependent on many other external factors, such as world economic conditions, member country compliance with Organization of Petroleum Exporting Countries quotas, terrorist-related instability and weather conditions. The extreme volatility of our markets makes predictions regarding future results difficult.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements. We prepare these financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We base our estimates on historical experience, available information and various other assumptions that are believed to be reasonable under the circumstances. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventory, investments, intangible assets and goodwill, income taxes and contingent liabilities. Actual results may differ from these estimates under different assumptions or conditions. The accounting policies that we believe are the most critical to our reporting of results of operations and financial position are as follows:

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated uncollectible accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot give any assurances that we will continue to experience the same credit loss rates that we have in the past. The cyclical nature of our industry may affect our customers' operating performance and cash flows, which could impact our ability to collect on these obligations. In addition, many of our customers are located in certain international areas that are inherently subject to risks of economic, political and civil instabilities, which may impact our ability to collect these accounts receivables.

Equity Investments

Our equity investments in unconsolidated subsidiaries primarily include our investment in Universal. We review our equity investments for impairment and record an adjustment when we believe the decline in fair value is other than temporary. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on an estimate of discounted cash flows. In determining whether the decline is other than temporary we consider the cyclicality of the industry in which the investment operates, its historical performance, its performance in relation to its peers and the current economic environment. Future conditions in the industry, operating performance and performance in relation to peers and the future economic environment may vary from our current assessment of recoverability. Such future conditions could therefore result in a determination that the decline in fair value is other than temporary.

Income Taxes

We provide for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. This standard takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income

or expense in the period that includes the enactment date. This calculation requires us to make certain estimates about our future operations. Changes in state, federal and foreign tax laws as well as changes in our financial condition could affect these estimates.

Valuation Allowance for Deferred Tax Assets

We record a valuation allowance to reduce our deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future.

Revenue Recognition

Revenue for product sales is recognized when all of the following criteria have been met: a) evidence of an agreement exists, b) delivery to and acceptance by the customer has occurred, c) the price to the customer is fixed and determinable and d) collectibility is reasonably assured. Products are deemed to be accepted by the customer upon receipt of written acceptance. Revenue from rental and service agreements is recognized as earned, over the rental period and when services have been rendered, and the associated costs and expenses are recognized as incurred.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The following charts contain selected financial data comparing our results from continuing operations for 2001 and 2000:

Comparative Financial Data

	Year Ended	
	2001	2000
	($ in thousands, except per share amounts)	
Revenues	$2,328,715	$1,814,261
Gross Profit	800,003	553,314
Gross Profit %	34.4%	30.5%
Selling, General and Administrative Attributable to Segments	$ 372,388	$ 343,094
Corporate General and Administrative	39,669	36,976
Operating Income	409,474	120,328 (a)
Income (Loss) from Continuing Operations	214,651	(38,892) (a) (b)
Income (Loss) from Continuing Operations Excluding Goodwill Amortization, Net of Taxes	251,543	(4,614) (a) (b)
EBITDA (c)	617,603	319,437 (a)
Income (Loss) per Diluted Share from Continuing Operations	1.76	(0.36)
Income (Loss) per Diluted Share from Continuing Operations Excluding Goodwill Amortization, Net of Taxes	2.04	(0.04)
Cash Provided by Continuing Operations	248,968	144,173

(a) Includes $56.3 million of impairment charges related to the merger of essentially all of our Compression Services Division into Universal. The net after tax impact of these charges was $43.0 million.

(b) Includes $76.5 million of deferred tax liability associated with the difference between our book basis in our Compression Services Division and the tax basis of the common stock of Universal received in connection with the merger of our Compression Services Division into Universal.

(c) EBITDA is calculated by taking operating income and adding back depreciation and amortization. We have included an EBITDA calculation because when we look at the performance of our businesses, we

give consideration to their EBITDA. Calculations of EBITDA should not be viewed as substitutes to calculations under generally accepted accounting principles, in particular cash flows from operations, operating income and net income. In addition, EBITDA calculations by one company may not be comparable to another company's calculations.

Sales by Geographic Region

	Year Ended	
	2001	2000
Region:		
U. S.	41%	44%
Canada	14	20
Latin America	11	10
Europe and West Africa	15	11
Asia Pacific	10	7
Middle East and North Africa	9	8
Total	100%	100%

Our results from continuing operations for 2001 as compared to 2000 were affected by the following specific items:

- Excluding the results of our Compression Services Division, revenues increased $722.4 million, or 45.7%, from 2000 levels. This incremental revenue is the result of improved market conditions, pricing initiatives, acquisitions and new technology product lines. The impact of these factors is as follows:
  - Our North American revenues improved 30.9%, reflecting the benefits of an increased average annual rig count of 18.8% and contributions of more than $27 million from 2001 acquisitions, excluding technology related acquisitions.
  - Our international revenues improved 68.9% compared to an average annual international rig count increase of 14.9%. Our 2001 acquisitions, excluding technology based acquisitions, contributed more than $90 million to our international revenue growth. All geographic regions experienced strong gains, particularly Asia Pacific, where revenues excluding acquisitions grew 87.4%.
  - Our technology product lines, including underbalanced services, expandables, production optimization and intelligent well, increased $161.7 million. Our technology contribution has grown to a current run rate of 14% of total revenue.
- Gross profit percentage increased from 30.5% in 2000 to 34.4% in 2001, primarily due to volume and pricing gains in all of our divisions.
- Selling, general and administrative expenses attributable to the segments decreased as a percentage of revenue from 18.9% in 2000 to 16.0% in 2001. This decrease is primarily attributable to a higher revenue base, which was partially offset by an increase in selling and marketing expenses of $11.2 million.
- Corporate general and administrative expense increased $2.7 million from 2000; however, it remained relatively flat as a percentage of revenue on a year over year basis.
- Our equity in earnings in 2001 increased $18.1 million from 2000 due to our investment in Universal.
- In 2001, our interest expense increased $14.7 million from 2000 due to a full year of amortization of original issue discount on our Zero Coupon Convertible Senior Debentures and higher average short-term borrowings mitigated by lower average interest rates.
- Our effective tax rate on income from continuing operations for 2001 and 2000, excluding the impact of the charges recorded related to the merger of our Compression Services Division into Universal, was approximately 36.3%.

Segment Results

Drilling and Intervention Services

Our Drilling and Intervention Services Division experienced strong improvements in both revenues and operating income in 2001 as compared to 2000. This division benefited from increased demand due to market activity, pricing initiatives, technology product acceptance and acquisitions. We implemented price increases in the U.S. during the third quarter of 2000 and in the first quarter of 2001. Price increases were also achieved in the renewal of the longer-term international contracts. The price increases and the higher demand were reflected in this division's financial results beginning in the fourth quarter of 2000 and continuing through the third quarter of 2001. As a result of the weakening U.S. market, we experienced lower volume and pricing pressures in the fourth quarter of 2001.

In April 2001, we acquired Orwell Group plc based in Aberdeen, Scotland for approximately $258.5 million consisting of 3.4 million shares of our common stock and $81.4 million in assumed debt subsequently paid in full. Orwell is an international provider of oilfield services for drilling, fishing, remediation and marine applications. This acquisition increases our capacity and our share of the international markets.

All product lines and geographic regions experienced an increase in annual revenue. The product line reflecting the most significant improvement was underbalanced services, where revenues nearly doubled to $157.9 million. Excluding acquisitions, this division's strongest international improvements were in Latin America and Asia Pacific.

The following chart sets forth data regarding the results of our Drilling and Intervention Services Division for 2001 and 2000:

	Year Ended	
	2001	2000
	($ in thousands)	
Revenues	$1,340,140	$884,170
Gross Profit	480,227	297,457
Gross Profit %	35.8%	33.6%
Selling, General and Administrative	$ 160,135	$127,621
Operating Income	320,092	169,836
EBITDA	457,908	274,325

- In 2001, this division's revenues improved 51.6% from 2000 levels. North American revenues were impacted by an average annual rig count increase of 18.8% and improved technology revenues from our underbalanced services of $23.7 million. International revenues improved 73.5%, reflecting the benefits of the 14.9% average annual rig count improvement, contributions from acquisitions of more than $80 million and the international growth of our underbalanced services of almost $50 million.

- Gross profit as a percentage of revenue increased primarily due to pricing initiatives put into place in the second half of 2000 and in the first quarter of 2001 and higher utilization of assets.

- Selling, general and administrative expenses decreased as a percentage of revenues from 14.4% in 2000 to 11.9% in 2001. The decrease primarily reflects a higher revenue base, which was partially offset by increased selling costs attributable to the higher sales. We also incurred $5.3 million of additional goodwill and intangible amortization expense for this division.

Completion Systems

Our Completion Systems Division showed strong improvements in 2001 compared to 2000. This division's revenues have increased quarter over quarter throughout 2001. International market expansion and growth of our expandables product line contributed significantly to this improvement. In the fourth quarter of 2000, the annualized run rate for our expandables was $17.1 million, which grew to an annualized run rate of $74.5 million in the fourth quarter of 2001.

In November 2001, we acquired Johnson Screens for approximately $110.0 million in cash and CiDRA's Optical Sensing business for approximately $123.1 million in cash of $62.5 million and 1.9 million of our common stock. Johnson is a global provider of screens for the fluid-solid separation process including the recently introduced Excelflo™ premium screen line and the Super Flo™, Super Weld® and Thin Pack™ screens for oil and gas production. The oil and gas screens operations will be integrated into this division while the remaining operations will be integrated into our Artificial Lift Systems Division. This acquisition will provide manufacturing consolidation benefits and access to new technologies. CiDRA is a provider of a suite of permanent in-well fiber optic sensing systems, which include pressure and temperature gauges, flow and phase fraction systems and an all-fiber in well seismic system. This acquisition provides this division with proprietary technology in the advanced intelligent completion and field automation systems.

The following chart sets forth data regarding the results of our Completion Systems Division for 2001 and 2000:

	Year Ended	
	2001	2000
	($ in thousands)	
Revenues	$350,685	$218,040
Gross Profit	95,391	49,664
Gross Profit %	27.2%	22.8%
Selling, General and Administrative	$ 69,511	$ 57,572
Operating Income (Loss)	25,880	(7,908)
EBITDA	56,567	18,998

- Revenue for 2001 increased $132.6 million, or 60.8%, from 2000 levels. Revenues in North America increased $55.2 million due to an average annual rig count increase of 18.8% and contributions from acquisitions, excluding technology-based acquisitions, of more than $10 million. Our international revenues, excluding expandables and acquisitions, improved 31.0%. The average annual international rig count increase of 14.9%, increased expandables revenue of $40.7 million and revenues from acquisitions of more than $4.5 million all contributed to the incremental international revenue.

- Gross profit as a percentage of revenue increased from 22.8% in 2000 to 27.2% in 2001 due to pricing initiatives, higher throughput in the manufacturing facilities and product mix. These benefits were partially offset by increased research and development expenses of $6.4 million.

- Selling, general and administrative expenses as a percentage of revenue decreased to 19.8% in 2001 from 26.4% in 2000 primarily due to a higher revenue base, which was partially offset by higher employee costs associated with our efforts to expand this division.

Artificial Lift Systems

Our Artificial Lift Systems Division improved in 2001 as compared to 2000 due to the market acceptance of its technologies, improved activity levels and expansion into certain international markets. This division's new technology product line, production optimization, contributed approximately $47 million in revenue. We have had continued success at changing this division's geographic mix from a historical 90% North American and 10% international to a more balanced composition of 63% North American and 37% international in the fourth quarter of 2001. The international growth is due to the aggressive marketing of our artificial lift systems worldwide through our international distribution and service locations and expansion into new markets. During 2001, we had success growing our international business primarily in Latin America and Asia Pacific.

The following chart sets forth data regarding the results of our Artificial Lift Systems Division for 2001 and 2000:

	Year Ended	
	2001	2000
	($ in thousands)	
Revenues	$610,951	$477,216
Gross Profit	220,431	160,143
Gross Profit %	36.1%	33.6%
Selling, General and Administrative	$138,191	$118,574
Operating Income	82,240	41,569
EBITDA	111,090	68,448

- Revenues increased 28.0% primarily due to acquisitions, technology growth, increased volume and pricing initiatives. Our current year acquisitions contributed close to $20 million and technology contributed close to $47 million in 2001. Excluding acquisitions and technology, our U.S. revenue improved 23.7% and Asia Pacific revenue more than doubled.
- Gross profit as a percentage of revenue improved 7.4% from 2000, primarily due to pricing initiatives and product mix.
- Selling, general and administrative expenses as a percentage of revenue declined from 24.8% in 2000 to 22.6% in 2001 primarily due to a higher revenue base and the rationalization of distribution centers, which was partially offset by increased selling costs associated with the incremental revenues.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

The following charts contain selected financial data comparing our results from continuing operations for 2000 and 1999:

Comparative Financial Data

	Year Ended	
	2000	1999
	($ in thousands, except per share amounts)	
Revenues	$1,814,261	$1,240,200
Gross Profit	553,314	351,505
Gross Profit %	30.5%	28.3%
Selling, General and Administrative Attributable to Segments	$ 343,094	$ 261,358
Corporate General and Administrative	36,976	25,947
Operating Income	120,328	66,818
Income (Loss) from Continuing Operations	(38,892)	16,206
Income (Loss) from Continuing Operations Excluding Goodwill Amortization, Net of Taxes	(4,614)	38,159
EBITDA	319,437	233,476
Income (Loss) per Diluted Share from Continuing Operations	(0.36)	0.16
Income (Loss) per Diluted Share from Continuing Operations Excluding Goodwill Amortization, Net of Taxes	(0.04)	0.37
Cash Provided by Continuing Operations	144,173	23,260

Sales by Geographic Region

	Year Ended 2000	Year Ended 1999
Region:		
U. S.	44%	45%
Canada	20	19
Latin America	10	9
Europe and West Africa	11	14
Asia Pacific	7	5
Middle East and North Africa	8	8
Total	100%	100%

Our results from continuing operations for 2000 and 1999 were affected by the following specific items:

- Revenues increased $574.1 million, or 46.3%, from 1999 levels due to increased volume throughout 2000 and improved pricing in late 2000. International revenues increased 45.5% from 1999 to $612.3 million as compared to an increase in the average annual international rig count of 8.6%. North American revenues increased $382.4 million, or 46.7%, as compared to an increase in the average annual North American rig count of 44.7%.
- Revenues in 2000 were positively impacted by the full year of revenues related to our third quarter 1999 acquisitions of Petroline Wellsystems, Dailey International and Williams Tool.
- Gross profit percentage increased from 28.3% in 1999 to 30.5% in 2000 primarily due to volume and pricing gains within our Drilling and Intervention Services Division and Completion Systems Division.
- Selling, general and administrative expenses attributable to the segments decreased as a percentage of revenue from 21.1% in 1999 to 18.9% in 2000. This decrease was primarily attributable to a higher revenue base, as well as the full integration of our 1999 acquisitions into our business. These benefits were partially offset by goodwill amortization of $37.1 million in 2000 as compared to $24.0 million in 1999.
- Corporate general and administrative expenses increased $11.0 million from 1999; however, it remained relatively flat as a percentage of revenue on a year on year basis.
- Our 2000 tax provision includes $76.5 million of deferred taxes related to the exchange of a consolidated subsidiary for an equity method investment in connection with the Universal merger. Excluding this $76.5 million provision and the tax effect of the impairment charge, our effective tax rate on income from continuing operations for 2000 was approximately 36.3% as compared to 29.9% for 1999. The increase in our effective rate was primarily a result of a decrease in foreign tax benefits.

Segment Results

Drilling and Intervention Services

The following chart sets forth data regarding the results of our Drilling and Intervention Services Division for 2000 and 1999:

	Year Ended 2000	Year Ended 1999
	($ in thousands)	
Revenues	$884,170	$599,618
Gross Profit	297,457	171,618
Gross Profit %	33.6%	28.6%
Selling, General and Administrative	$127,621	$ 97,581
Operating Income	169,836	74,037
EBITDA	274,325	171,188

- Compared to 1999, revenues increased 47.5% in 2000 due to improved market conditions and the full year impact of our late 1999 acquisitions.

- Revenues in North America increased 75.5% while the average annual North American rig count increased 44.7% year over year. International revenues increased 20.7%, while the average annual international rig count increased 8.6%.

- Gross profit as a percent of revenues increased primarily due to pricing increases implemented in the second half of 2000 and the higher revenue base in relation to depreciation and fixed overhead and manufacturing costs.

- Selling, general and administrative expenses decreased as a percentage of revenues from 16.3% in 1999 to 14.4% in 2000. The decrease primarily reflects a higher revenue base, partially offset by higher employee costs and an increase of $6.7 million in goodwill and intangible amortization expense.

Completion Systems

The following chart sets forth data regarding the results of our Completion Systems Division for 2000 and 1999:

	Year Ended 2000	Year Ended 1999
	($ in thousands)	
Revenues	$218,040	$121,136
Gross Profit	49,664	19,857
Gross Profit %	22.8%	16.4%
Selling, General and Administrative	$ 57,572	$ 41,402
Operating Loss	(7,908)	(21,545)
EBITDA	18,998	(7,428)

- Revenue in 2000 increased $96.9 million, or 80.0%, from 1999. Improvement was experienced in all historical product lines as well as from sales of expandable completion products and flow control products added through our acquisition of Petroline Wellsystems in September 1999.

- Gross profit percentage increased primarily due to higher gross margin percentages from our late 1999 acquisitions, higher throughput in our manufacturing facilities and improved manufacturing efficiencies.

- Selling, general and administrative expenses increased 39.1% from 1999 due to costs associated with the 1999 acquisitions, the addition of sales staff for the new product lines and increased amortization of $7.5 million for goodwill and intangible assets.

Artificial Lift Systems

The following chart sets forth certain data regarding the results of our Artificial Lift Systems Division for 2000 and 1999:

	Year Ended 2000	Year Ended 1999
	($ in thousands)	
Revenues	$477,216	$293,529
Gross Profit	160,143	102,515
Gross Profit %	33.6%	34.9%
Selling, General and Administrative	$118,574	$ 86,434
Operating Income	41,569	16,081
EBITDA	68,448	36,145

- Revenues increased 62.6% from 1999 to 2000 as a result of a 46.3% increase in North American revenues and a 77.8% increase in Latin American revenues. We also experienced an increase of $21.1 million and $19.7 million in revenues in the Middle East and North Africa region and Asia Pacific region, respectively, primarily due to the acquisition of Gas Services International.
- Gross profit decreased slightly from 34.9% in 1999 to 33.6% in 2000 due to product mix.
- Selling, general and administrative expenses as a percentage of revenues decreased from 29.4% in 1999 to 24.8% in 2000 due to cost reductions previously implemented and a higher revenue base.

Compression Services and the Universal Transaction

On February 9, 2001, we completed the merger of essentially all of our Compression Services Division into a subsidiary of Universal in exchange for 13.75 million shares of Universal common stock, which approximated 48% of Universal's then outstanding shares. Following the merger, Universal, in an unrelated transaction, issued additional shares of common stock reducing our ownership to 45%. We retained part of the Compression Services Division, namely our Singapore-based GSI business, which is now consolidated within our Artificial Lift Systems Division, and $10.0 million in accounts receivable.

Concurrent with the transaction, we paid GE Capital $206.5 million for its 36% ownership in the joint venture in which our Compression Services Division operated.

In connection with this transaction, we recorded impairment charges in the fourth quarter of 2000 of $56.3 million, $43.0 million after taxes, and provided for deferred taxes of $76.5 million due to the exchange of a consolidated subsidiary for an equity method investment. The impairment charge reflects the difference between the estimated fair value of net assets held for sale, which was determined using quoted market prices and estimated selling prices less estimated costs to sell, and the net book value of our Compression Services Division assets.

In connection with the merger with Universal, we entered into a Registration Rights Agreement, pursuant to which we were granted certain demand and piggyback registration rights for our shares of Universal common stock. Pursuant to the terms of the merger agreement, we also appointed three members to Universal's Board of Directors, including our Chairman, President and Chief Executive Officer. As long as we own at least 20% of Universal's outstanding common stock, we have the right to designate three board members. If our ownership interest falls below 20%, we may designate only two directors to serve on Universal's Board of Directors. As of December 31, 2001, we appointed three of Universal's eleven board members, including our Chairman, President and Chief Executive Officer.

During 2001, prior to the effective date of the merger, our Compression Services Division contributed $26.9 million of revenues, $3.6 million of EBITDA and an operating loss of $0.6 million. Subsequent to the merger, we began recording equity in earnings of unconsolidated affiliates based on our portion of Universal's net income. The difference between the cost basis of our investment and the fair value in the net assets of Universal at the time of the merger was $152.5 million and was being amortized straight-line over 40 years through equity in earnings of unconsolidated affiliates.

Results for our Compression Services Division for 2000 and 1999 were as follows:

- Revenues for 2000 were $234.8 million and $225.9 million for 1999, reflecting $8.0 million in incremental revenues from our rental contracts with YPF.
- Excluding charges, this division contributed $44.5 million in EBITDA and $6.7 million in operating income during 2000. During 1999, EBITDA was $54.7 million and operating income was $21.6 million. The decline was primarily attributable to:
  - Lower margins on rental contracts due to pricing pressures primarily in the U.S.
  - Higher lease expenses due to an increased number of compressors having been sold and subject to sale and leaseback arrangements.

- Increased revenues from lower margin parts and service sales as a percentage of total sales.
- Higher selling, general and administrative costs related to the reorganization of this division.

Discontinued Operations

Our discontinued operations consist of our Grant Prideco Drilling Products Division, which was spun-off to our stockholders in April 2000. We had a loss from discontinued operations, net of taxes, for the period ended April 14, 2000 of $3.5 million. Included in this loss was $1.0 million of transaction costs, net of taxes. We had a loss from discontinued operations, net of taxes, for the year ended December 31, 1999 of $37.1 million. Included in the 1999 loss was $3.6 million, net of taxes, of transaction costs. Additionally, the loss included a charge of $6.1 million, net of taxes, directly related to the termination of Grant Prideco's manufacturing arrangement in India.

Liquidity and Capital Resources

Our current sources of capital are cash, cash generated from operations and borrowings under bank lines of credit. We are continually reviewing acquisitions in our markets. Depending on the size and timing of an acquisition, we could require additional capital in the form of either debt, equity or both.

Historical Cash Flows

Our historical cash flows for the two years ended December 31, 2001 were as follows:

	Year Ended December 31,	
	2001	2000
	(in millions)	
Net Cash Provided by Continuing Operations	$ 249.0	$ 144.2
Acquisition of Businesses, Net of Cash Acquired	(423.2)	(151.0)
Capital Expenditures	(339.4)	(266.6)
Buyout of Minority Interest	(206.5)	—
Borrowings, Net of Repayments	611.7	188.4
Other Investing Activities	29.7	107.6
Other Financing Activities and Effect of Exchange Rates	13.7	3.6
	(65.0)	26.2
Cash Used by Discontinued Operations	—	(11.7)
Proceeds, Net from Discontinued Operations	—	94.9
Net Increase (Decrease) in Cash	$ (65.0)	$ 109.4

Sources of Liquidity

Our operating cash flow is directly related to our business and the segments in which we operate. Should market conditions deteriorate, or should we experience unforeseen declines in results of operations, cash flows may be reduced.

We anticipate that we will rely primarily upon existing cash balances and cash flows from operating activities to maintain liquidity and fulfill obligations over the next 12 months. We may also use credit facilities

to maintain liquidity for short-term needs. The following table summarizes our credit facilities as of December 31, 2001.

Short-term Financing Facilities	Facility Amount	Expiration Date	Drawn as of 12/31/01	Letters of Credit as of 12/31/01	Availability
			(in millions)		
2001 Revolving Credit Facility[1]	$250.0	April 2004	$ 90.9	$ —	$159.1
1998 Revolving Credit Facility[1]	250.0	May 2003	50.0	41.4	158.6
Asset Securitization Facility[2]	150.0	July 2002	140.8	—	9.2

(1) *Revolving Credit Facilities*

In April 2001, we entered into a $250.0 million, three-year multi-currency revolving credit facility, with commitment capacity of up to $400.0 million. Interest accrues at a variable rate based on the borrower's applicable Eurocurrency rate.

In May 1998, we put in place a five-year unsecured revolving credit facility that allows us to borrow up to $200.0 million in our U.S. credit facility and up to $50.0 million in our Canadian credit facility. Borrowings under this facility bear interest at a variable rate based on the U.S. prime rate or LIBOR.

Our credit facilities contain customary affirmative and negative covenants, including a maximum debt to capitalization ratio, a minimum interest coverage ratio, a limitation on liens, a limitation on occurrence of indebtedness and a limitation on asset dispositions. We are in compliance with all covenants set forth in the credit facilities. The committed revolving credit facilities do not contain any provision which makes their availability dependent upon our credit ratings; however, the interest rates are dependent upon the credit rating of our long-term senior debt.

(2) *Asset Securitization*

In July 2001, we entered into an agreement with a financial institution to sell, on a continuous basis, an undivided interest in a specific pool of our current domestic accounts receivables. Pursuant to this agreement, we periodically sell certain trade accounts receivables to a wholly-owned bankruptcy-remote subsidiary. The subsidiary was formed to purchase accounts receivables and, in turn, sell participating interests in such accounts receivables to a financial institution. The sale of participating interests is limited to a percentage of receivables sold to the subsidiary. In accordance with SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* the related receivables are removed from the Consolidated Balance Sheets and the subsidiary records a retained interest for the amount of receivables sold in excess of cash received. Our retained interest in the receivables pool is valued based on the recoverable value which approximates book value. We have retained servicing responsibilities and a subordinated interest in the receivables sold. There is no recourse against us for failure of debtors to pay when due on account of debtor's bankruptcy or inability to pay, and our retained interest in the receivables pool is subordinate to the investors' interests. We are permitted to securitize up to $150.0 million under this agreement. If our credit rating falls below BBB− from Standard & Poor's or Baa3 from Moody's, the financial institution has no further obligation to purchase our accounts receivables. We currently pay a program fee on participating interests at a variable rate based on the financial institution's commercial paper rate plus other fees.

Contractual Obligations

The following summarizes our contractual cash obligations and the effect such obligations are expected to have on our liquidity and cash flows in the future.

	Payments Due by Period				
Contractual Cash Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(in millions)		
Short-term Debt[1]	$163.5	$163.5	$ —	$ —	$ —
Noncancellable Operating Leases	141.4	25.3	33.1	23.0	60.0
Senior Notes[2]	550.0	—	—	200.0	350.0
Other Long-term Debt[3]	51.5	26.8	18.8	2.1	3.8

(1) *Short-term Debt*

At December 31, 2001, we had $140.9 million in borrowings under revolving credit facilities and $22.5 million in unsecured short-term borrowings outstanding under the uncommitted facilities.

(2) *Senior Notes and Derivative Instruments*

On November 16, 2001, we issued $350.0 million Senior Notes due November 15, 2011. Interest on the 6⅝% Senior Notes is payable semi-annually on May 15 and November 15, commencing on May 15, 2002.

We have outstanding $200.0 million of publicly traded 7¼% Senior Notes due May 15, 2006. Interest on the 7¼% Senior Notes is payable semi-annually on May 15 and November 15. As of December 31, 2001, we had in effect a fixed to variable interest rate swap to hedge $100.0 million of the exposure on our 7¼% Senior Notes. Subsequent to December 31, 2001, we hedged the remaining $100.0 million. The objective of these transactions was to protect the debt against changes in fair value and to take advantage of the interest rates available in the current economic environment. Under the agreement, on May 15 and November 15 of each year until maturity we will receive interest at the fixed rate of 7¼% and will pay a floating rate based on 6-month LIBOR. The interest rate differential to be received or paid on the swap is recognized over the life of the swap as an adjustment to interest expense. As of December 31, 2001, the fair market value of the swap agreement in effect was a $3.1 million liability.

(3) *Other Long-term Debt*

As of December 31, 2001, we had various other debt outstanding of $51.5 million, primarily related to Industrial Revenue Bonds, foreign bank and other debt and capital leases.

Capital Expenditures and Other Commitments

Our capital expenditures for property, plant and equipment for 2001 were $339.4 million and primarily related to our new technologies, drilling equipment, fishing tools and tubular service equipment. Capital expenditures in 2002 are expected to be approximately $250.0 million.

We also execute letters of credit in the normal course of business. We had letters of credit outstanding of $86.7 million at December 31, 2001, including our letters of credit on our revolver of $41.4 million. Of our letters of credit, $40.4 million expire in 2002, $38.7 million in 2003, $4.4 million in 2004, $0.1 million in 2005 and $3.1 million thereafter.

In addition to the aforementioned cash obligations, we have contractual obligations related to our debentures, which may be settled in cash, equity or a combination thereof as follows:

Zero Coupon Convertible Senior Debentures

On June 30, 2000, we completed the private placement of $910.0 million face amount of our Zero Coupon Convertible Senior Debentures. These debentures were issued at $501.6 million providing the holders with an annual 3% yield to maturity. As of December 31, 2001, the accreted amount was $524.6 million.

Holders may convert the Zero Coupon Convertible Senior Debentures into shares of our common stock at any time before maturity at a conversion rate of 9.9970 shares per $1,000 principal amount at maturity or an initial conversion price of $55.1425 per share of common stock. The effective conversion price will increase as the accreted value of the Zero Coupon Convertible Senior Debentures increases. We may redeem the Zero Coupon Convertible Senior Debentures on or after June 30, 2005 at the accreted amount at the time of redemption as provided for in the indenture agreement. The holders also may require us to repurchase the Zero Coupon Convertible Senior Debentures on June 30, 2005, June 30, 2010 and June 30, 2015 at the accreted amount. The accreted value will be $582.2 million, $675.6 million and $784.1 million as of June 30, 2005, 2010 and 2015, respectively. We may, at our election, repurchase the debentures in cash, common stock or a combination thereof. The Zero Coupon Convertible Senior Debentures are unsecured, ranking equal in right of payment with all other unsecured and unsubordinated indebtedness and will rank senior to any future subordinated indebtedness.

Convertible Preferred Debentures

In November 1997, we sold $402.5 million principal amount of our 5% Convertible Subordinated Preferred Equivalent Debentures due 2027. The Convertible Preferred Debentures bear interest at an annual rate of 5%, paid quarterly starting February 1, 1997, and are convertible into common stock. The conversion rate, as adjusted for our spin-off of Grant Prideco, is $53.34 per share.

We have the right to redeem the Convertible Preferred Debentures at redemption prices provided for in the indenture. The Convertible Preferred Debentures are subordinated in right of payment of principal and interest to the prior payment in full of certain existing and all future senior indebtedness. We also have the right, but have not exercised such right, to defer payments of interest on the Convertible Preferred Debentures by extending the quarterly interest payment period for up to 20 consecutive quarters at any time when we are not in default in the payment of interest.

Related Party Agreements

Our Chairman, President and Chief Executive Officer is also the Chairman of the Board of Directors of Grant Prideco. In addition, four other members serve on both our and Grant Prideco's Boards of Directors. In connection with the spin-off of Grant Prideco, we entered into a preferred customer agreement pursuant to which we agreed, for a three-year period, to purchase at least 70% of our requirements of drill stem products from Grant Prideco. The price for those products will be at a price not greater than that which Grant Prideco sells to its best similarly situated customers. We are entitled to apply against our purchase a drill stem credit of $30.0 million, subject to a limitation of the application of the credit to no more than 20% of any purchase. As of December 31, 2001, we had $19.4 million remaining of the drill stem credit.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* and the accounting and reporting provisions of Accounting Principles Board Opinion ("APB") No. 30. This statement retains the fundamental provisions of SFAS No. 121 and the basic requirements of APB No. 30; however, it establishes a single accounting model to be used for long-lived assets to be disposed of by sale, and it expands the presentation of discontinued operations to include more disposal transactions. The provisions of this

statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. We do not anticipate that the statement will have a material impact on our financial position or results of operations.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Intangible Assets.* This statement establishes new accounting standards for goodwill, recognition of intangibles and certain intangibles determined to have an indefinite life. It continues to require the recognition of goodwill and certain intangibles determined to have an indefinite life as assets but does not permit their amortization as previously required. The statement also establishes a new method of testing goodwill and intangibles determined to have an indefinite life for impairment. It requires them to be tested for impairment at least annually at a reporting unit level and written down against results of operations in the periods in which the recorded value is greater than the market value. This statement is effective for fiscal years beginning after December 15, 2001, except for goodwill and certain intangibles determined to have an indefinite life acquired after June 30, 2001, which will be subject to the non-amortization provisions of this statement immediately. We will apply the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002. Application of the goodwill non-amortization provision of this statement is expected to result in an increase in net income per diluted share of approximately $0.28, on an annual basis. We have not yet determined whether the potential non-amortization of identifiable intangible assets will have a material impact on our financial position and results of operations. During 2002, we will perform the first of the required impairment tests. We have not yet determined what the impact of these tests will be on our financial position and results of operations.

In July 2001, the FASB issued SFAS No. 141, *Business Combinations.* This statement establishes accounting and reporting standards requiring that all business combinations be accounted for using the purchase method of accounting. This statement is effective for all business combinations initiated after June 30, 2001 and had no effect on our financial position or results of operations.

ITEM 7A. *Quantitative and Qualitative Disclosure About Market Risk*

We are currently exposed to market risk from changes in foreign currency and changes in interest rates. A discussion of our market risk exposure in financial instruments follows.

Foreign Currency Exchange Rates

Because we operate in virtually every oil and gas exploration and production region in the world, we conduct a portion of our business in currencies other than the U.S. dollar. The functional currency for most of our international operations is the applicable local currency. Although most of our international revenues are denominated in the local currency, the effects of foreign currency fluctuations are partly mitigated because local expenses of such foreign operations also generally are denominated in the same currency. The impact of exchange rate fluctuations during the years ended 2001, 2000 and 1999 did not have a material effect on reported amounts of revenues or net income.

Assets and liabilities of those foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, resulting in translation adjustments that are reflected in accumulated other comprehensive loss in the stockholders' equity section of our balance sheet. Approximately 27% of our net assets are impacted by changes in foreign currencies in relation to the U.S. dollar. We recorded a $54.2 million adjustment to our equity account for the year ended December 31, 2001 to reflect the net impact of the decline in various foreign currencies against the U.S. dollar.

Interest Rates

We are subject to interest rate risk on our long-term fixed interest rate debt and, to a lesser extent, variable-interest rate borrowings. Our long-term borrowings subject to interest rate risk primarily consist of the $350.0 million principal of the 6⅝% Senior Notes due 2011, $200.0 million principal of the 7¼% Senior Notes due 2006, the $402.5 million principal of the 5% Convertible Subordinated Preferred Equivalent Debentures due 2027 and the $910.0 million Zero Coupon Senior Convertible Debentures due 2020. Changes in interest rates would, assuming all other things being equal, cause the fair market value of debt with a fixed interest rate

to increase or decrease, and thus increase or decrease the amount required to refinance the debt. As of December 31, 2001, the fair value of the 6⅝% Senior Notes was $332.5 million. The fair value of the 7¼% Senior Notes was $209.5 million and $203.0 million as of December 31, 2001 and 2000, respectively. The fair value of both Senior Notes is principally dependent on changes in prevailing interest rates. As of December 31, 2001 and 2000, the fair market value of the Convertible Preferred Debentures was $347.1 million and $409.5 million, respectively and the fair market value of the Zero Coupon Convertible Debentures was $534.5 million and $554.0 million, respectively. The fair value of the Convertible Preferred Debentures and the Zero Coupon Debentures are principally dependent on both prevailing interest rates and our current stock price as it relates to the conversion price of $53.34 per share and $55.1425 per share of our common stock, respectively.

As of December 31, 2001, we had an interest rate swap which converts fixed rate debt to variable rate debt. Our interest rate swap hedges $100.0 million of the 7¼% fixed rate senior notes and is a liability with a fair value of $3.1 million at December 31, 2001. Under this interest rate swap agreement, the counter party pays a fixed rate of 7¼% interest and we pay a variable interest rate based on published 6-month LIBOR. The payments under the agreement are settled on May 15 and November 15 of each year until May 2006 and coincide with the interest payment dates on the hedged debt instrument. Subsequent to December 31, 2001, we entered into an additional interest rate swap to hedge the remaining $100.0 million of the 7¼% fixed rate senior notes.

We have various other long-term debt instruments but believe that the impact of changes in interest rates in the near term will not be material to these instruments. Short-term borrowings of $163.5 million at December 31, 2001 and $24.1 million at December 31, 2000 approximate fair market value.

ITEM 8. *Financial Statements and Supplementary Data*

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors Weatherford International, Inc.

We have audited the accompanying consolidated balance sheet of Weatherford International, Inc., and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weatherford International, Inc. and Subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Houston, Texas
January 30, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Weatherford International, Inc.:

We have audited the accompanying consolidated balance sheet of Weatherford International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weatherford International, Inc. and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Houston, Texas
March 16, 2001

WEATHERFORD INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except shares and par values)

	December 31, 2001	December 31, 2000
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 88,832	$ 153,808
Accounts Receivable, Net of Allowance for Uncollectible Accounts of $18,021 in 2001 and $23,281 in 2000	462,145	498,663
Inventories	504,986	443,588
Current Deferred Tax Assets	69,985	72,054
Other Current Assets	105,385	73,474
	1,231,333	1,241,587
Property, Plant and Equipment, at Cost:		
Land, Buildings and Other Property	226,288	193,290
Rental and Service Equipment	1,274,017	1,255,907
Machinery and Other	484,257	405,765
	1,984,562	1,854,962
Less: Accumulated Depreciation	944,946	881,937
	1,039,616	973,025
Goodwill, Net	1,383,272	1,051,562
Equity Investments in Unconsolidated Affiliates	483,038	9,229
Other Assets	159,103	186,176
	$4,296,362	$3,461,579
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Short-term Borrowings and Current Portion of Long-term Debt	$ 190,229	$ 31,134
Accounts Payable	219,630	196,200
Accrued Salaries and Benefits	105,398	75,320
Other Accrued Liabilities	244,340	160,062
	759,597	462,716
Long-term Debt	572,733	221,004
Zero Coupon Convertible Senior Debentures	524,561	509,172
Minority Interest	4,247	198,523
Deferred Tax Liabilities	94,967	164,451
Other Liabilities	99,517	164,755
5% Convertible Subordinated Preferred Equivalent Debentures	402,500	402,500
Commitments and Contingencies		
Stockholders' Equity:		
Preferred Stock, $1 Par Value, Authorized 3,000,000 Shares, Issued Zero and One Share, Respectively	—	—
Common Stock, $1 Par Value, Authorized 250,000,000 Shares, Issued 129,852,399 and 121,955,723 Shares, Respectively	129,852	121,956
Capital in Excess of Par Value	1,912,528	1,594,060
Treasury Stock, Net	(294,986)	(304,315)
Retained Earnings	268,050	53,399
Accumulated Other Comprehensive Loss	(177,204)	(126,642)
	1,838,240	1,338,458
	$4,296,362	$3,461,579

The accompanying notes are an integral part of these consolidated financial statements.

WEATHERFORD INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31, 2001	2000	1999
Revenues:			
Products	$1,013,821	$ 797,146	$ 562,922
Services and Rentals	1,314,894	1,017,115	677,278
	2,328,715	1,814,261	1,240,200
Costs and Expenses:			
Cost of Products	660,494	538,894	399,167
Cost of Services and Rentals	868,218	722,053	489,528
Selling, General and Administrative Attributable to Segments	372,388	343,094	261,358
Corporate General and Administrative	39,669	36,976	25,947
Equity in Earnings of Unconsolidated Affiliates	(21,528)	(3,402)	(2,618)
Impairment Charges for Assets Disposed of	—	56,318	—
	1,919,241	1,693,933	1,173,382
Operating Income	409,474	120,328	66,818
Other Income (Expense):			
Interest Income	2,617	11,265	3,179
Interest Expense	(74,006)	(59,262)	(44,904)
Other, Net	502	(1,056)	3,291
Income Before Income Taxes and Minority Interest	338,587	71,275	28,384
Provision for Income Taxes	123,048	32,933	8,477
Provision for Income Taxes Related to Deconsolidation of Business	—	76,517	—
Income (Loss) Before Minority Interest	215,539	(38,175)	19,907
Minority Interest, Net of Taxes	(888)	(717)	(3,701)
Income (Loss) from Continuing Operations	214,651	(38,892)	16,206
Loss from Discontinued Operations, Net of Taxes	—	(3,458)	(37,081)
Net Income (Loss)	$ 214,651	$ (42,350)	$ (20,875)
Basic Earnings (Loss) Per Share:			
Income (Loss) from Continuing Operations	$ 1.88	$ (0.36)	$ 0.16
Loss from Discontinued Operations	—	(0.03)	(0.37)
Net Income (Loss) Per Share	$ 1.88	$ (0.39)	$ (0.21)
Basic Weighted Average Shares Outstanding	114,018	109,457	101,245
Diluted Earnings (Loss) Per Share:			
Income (Loss) from Continuing Operations	$ 1.76	$ (0.36)	$ 0.16
Loss from Discontinued Operations	—	(0.03)	(0.36)
Net Income (Loss) Per Share	$ 1.76	$ (0.39)	$ (0.20)
Diluted Weighted Average Shares Outstanding	133,255	109,457	102,889

The accompanying notes are an integral part of these consolidated financial statements.

WEATHERFORD INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except par value)

	Common Stock $1 Par	Capital in Excess of Par Value	Retained Earnings	Cumulative Foreign Currency Translation Adjustment	Treasury Stock Shares	Treasury Stock Share Value	Deferred Compensation	Total Stockholders' Equity
Balance at December 31, 1998.	$103,513	$1,052,899	$ 607,185	$ (76,389)	(6,109)	$(193,328)	$ 6,210	$1,500,090
Total Comprehensive Loss	—	—	(20,875)	(13,408)	—	—	—	(34,283)
Shares Issued in Acquisitions	11,986	397,083	—	—	(1,226)	(33,694)	—	375,375
Replacement Shares (Shares Acquired) from Christiana Merger	4,400	69,571	—	—	(4,400)	(73,971)	—	—
Shares Issued Under Employee Benefit Plans	15	390	—	—	—	—	—	405
Stock Options Exercised	286	3,630	—	—	(114)	(4,744)	—	(828)
Tax Benefit of Options Exercised	—	3,075	—	—	—	—	—	3,075
Purchase of Treasury Stock for Executive Deferred Compensation Plan, Net of Distributions and Forfeitures	—	—	—	—	(109)	(4,226)	4,076	(150)
Balance at December 31, 1999.	120,200	1,526,648	586,310	(89,797)	(11,958)	(309,963)	10,286	1,843,684
Total Comprehensive Loss	—	—	(42,350)	(51,310)	—	—	—	(93,660)
Shares Issued in Acquisitions	1,386	57,865	—	—	—	—	—	59,251
Shares Issued Under Employee Benefit Plans	18	685	—	—	—	—	—	703
Stock Options Exercised	352	6,671	—	—	(13)	(525)	—	6,498
Tax Benefit of Options Exercised	—	2,191	—	—	—	—	—	2,191
Purchase of Treasury Stock for Executive Deferred Compensation Plan, Net of Distributions and Forfeitures	—	—	—	—	(25)	(2,121)	1,799	(322)
Distribution of Grant Prideco, Inc.	—	—	(490,561)	14,465	—	—	(3,791)	(479,887)
Balance at December 31, 2000.	121,956	1,594,060	53,399	(126,642)	(11,996)	(312,609)	8,294	1,338,458
Total Comprehensive Income (Loss)	—	—	214,651	(54,187)	—	—	—	160,464
Shares Issued in Acquisitions	7,244	306,239	—	—	—	—	—	313,483
Shares Issued Under Employee Benefit Plans	14	631	—	—	—	—	—	645
Stock Options Exercised	638	1,563	—	—	448	10,263	—	12,464
Tax Benefit of Options Exercised	—	10,035	—	—	—	—	—	10,035
Purchase of Treasury Stock for Executive Deferred Compensation Plan, Net of Distributions and Forfeitures	—	—	—	—	21	(2,000)	1,066	(934)
Deconsolidation of Compression Services Division	—	—	—	3,625	—	—	—	3,625
Balance at December 31, 2001.	$129,852	$1,912,528	$ 268,050	$(177,204)	(11,527)	$(304,346)	$ 9,360	$1,838,240

The accompanying notes are an integral part of these consolidated financial statements.

WEATHERFORD INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2001	2000	1999
Cash Flows From Operating Activities:			
Net Income (Loss)	$ 214,651	$ (42,350)	$ (20,875)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	208,129	199,109	166,658
Gain on Sale of Assets, Net	(11,037)	(12,860)	(12,628)
Minority Interest, Net of Taxes	888	717	3,701
Equity in Earnings of Unconsolidated Affiliates	(21,528)	(3,402)	(2,618)
Deferred Income Tax Provision (Benefit) from Continuing Operations	50,374	74,965	(15,716)
Provision for Uncollectible Accounts Receivable	4,543	5,158	5,083
Amortization of Original Issue Discount	15,390	7,525	—
Non-Cash Portion of Impairment Charges for Assets Disposed of	—	51,664	—
Net Loss from Discontinued Operations	—	3,458	37,081
Change in Assets and Liabilities, Net of Effects of Businesses Acquired:			
Accounts Receivable	(71,826)	(135,682)	(39,632)
Inventories	(98,383)	(74,628)	(23,495)
Other Current Assets	(1,490)	(14,197)	(1,155)
Accounts Payable	3,321	65,158	3,921
Accrued Current Liabilities	(12,181)	13,233	(65,970)
Other Assets	(33,024)	17,425	(14,235)
Other, Net	1,141	(11,120)	3,140
Net Cash Provided by Continuing Operations	248,968	144,173	23,260
Net Cash Provided (Used) by Discontinued Operations	—	(11,670)	39,784
Net Cash Provided by Operating Activities	248,968	132,503	63,044
Cash Flows From Investing Activities:			
Acquisition of Businesses, Net of Cash Acquired	(423,161)	(151,024)	(68,854)
Capital Expenditures for Property, Plant and Equipment	(339,425)	(266,560)	(174,300)
Buyout of Minority Interest	(206,500)	—	—
Proceeds from Sale of Businesses	—	14,084	14,620
Proceeds from Sale of Property, Plant and Equipment	29,732	33,413	32,484
Proceeds from Sale and Leaseback of Equipment	—	60,069	139,815
Proceeds from Grant Prideco, Inc. Note Receivable	—	100,000	—
Acquisitions and Capital Expenditures of Discontinued Operations	—	(5,056)	(34,118)
Net Cash Used by Investing Activities	(939,354)	(215,074)	(90,353)
Cash Flows From Financing Activities:			
Proceeds from Asset Securitization, Net	140,795	—	—
Borrowings (Repayments) under Short-term Borrowings, Net	136,364	(288,618)	166,174
Borrowings of Long-term Debt	347,074	11,545	11,650
Repayments on Long-term Debt	(12,547)	(26,342)	(14,522)
Issuance of Zero Coupon Convertible Senior Debentures, Net	—	491,868	—
Repayments on Debt of Discontinued Operations	—	—	(57,104)
Payment to Minority Interest Holder	—	—	(65,350)
Purchases of Treasury Stock, Net	(2,000)	(2,121)	(4,226)
Proceeds from Stock Option Exercises	13,227	6,663	1,329
Other Financing Activities, Net	—	186	454
Net Cash Provided by Financing Activities	622,913	193,181	38,405
Effect of Exchange Rate Changes on Cash	2,497	(1,163)	(866)
Net Increase (Decrease) in Cash and Cash Equivalents	(64,976)	109,447	10,230
Cash and Cash Equivalents at Beginning of Year	153,808	44,361	34,131
Cash and Cash Equivalents at End of Year	$ 88,832	$ 153,808	$ 44,361

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Weatherford International, Inc. (a Delaware corporation) and all majority-owned subsidiaries (the "Company"). All material intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for its 50% or less-owned affiliates using the equity method of accounting.

Nature of Operations

The Company is one of the largest global providers of innovative mechanical solutions, technology and services for the drilling and production sectors of the oil and gas industry.

Basis of Presentation

In October 1999, the Board of Directors of the Company approved a plan to distribute all of the outstanding shares of common stock of its wholly owned subsidiary, Grant Prideco, Inc. (the "Spin-off"), to holders of the Company's common stock, $1.00 par value ("Common Stock"). These shares were distributed at the close of business on April 14, 2000 to stockholders of record as of March 23, 2000. In connection with and prior to the Spin-off, the Company transferred its drilling products businesses to Grant Prideco, Inc. ("Grant Prideco"). As a result, the accompanying financial statements reflect the operations of Grant Prideco as discontinued operations.

Certain reclassifications of prior years' balances have been made to conform such amounts to corresponding current year classifications.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories are valued using the first-in, first-out ("FIFO") method and are stated at the lower of cost or market.

Property, Plant and Equipment

Property, plant and equipment, both owned and under capital lease, is carried at cost. Maintenance and repairs are expensed as incurred. The cost of renewals, replacements and betterments is capitalized. Depreciation on fixed assets, including those under capital leases, is computed using the straight-line method over the estimated useful lives for the respective categories. The estimated useful lives of the major classes of property, plant and equipment are as follows:

	Estimated Useful Lives
Buildings and other property	5-45 years
Rental and service equipment	3-15 years
Machinery and other	3-20 years

Intangible Assets and Amortization

The Company's intangible assets are goodwill, patents, technology licenses, trademarks and other identifiable intangible assets. Goodwill from acquisitions initiated prior to June 30, 2001 was amortized on a straight-line basis over the lesser of the estimated useful life or 40 years through December 31, 2001. Goodwill from acquisitions initiated after June 30, 2001, is not amortized. Other identifiable intangible assets, included as a component of Other Assets on the accompanying Consolidated Balance Sheets, are amortized on a straight-line basis over the years expected to be benefited, ranging from 3 to 20 years.

Amortization expense for goodwill and other intangible assets was approximately $47.6 million, $45.3 million and $28.0 million for 2001, 2000 and 1999, respectively. Accumulated amortization at December 31, 2001 and 2000 was $120.6 million and $113.7 million, respectively.

Long-lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* long-lived assets, including goodwill, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on an estimate of discounted cash flows. In the fourth quarter of 2000, the Company announced the merger of essentially all of its Compression Services Division and determined that there was an impairment of its assets held for sale (See Note 2). During the years ended December 31, 2001 and 1999, there was no impairment of long-lived assets.

Environmental Expenditures

Environmental expenditures that relate to the remediation of an existing condition caused by past operations and that do not contribute to future revenues are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and costs can be reasonably estimated. Estimates are based on available facts and technology, enacted laws and regulations and the Company's prior experience in remediation of contaminated sites. Accrued undiscounted environmental liabilities were $5.0 million and $2.5 million at December 31, 2001 and 2000, respectively.

Foreign Currency Translation

The functional currency for most of the Company's international operations is the applicable local currency. Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated using the exchange rates in effect at the balance sheet dates, and the resulting translation adjustments are included as Accumulated Other Comprehensive Loss, a component of stockholders' equity. Currency transaction gains and losses are reflected in the Company's results of operations during the period incurred.

Allocation of Interest Expense to Discontinued Operations

The Company's historical practice has been to incur indebtedness for its consolidated group at the parent company level or at a limited number of subsidiaries, rather than at the operating levels, and to centrally manage various cash functions. Consequently, a portion of the Company's historical interest expense has been allocated to discontinued operations. The amount allocated reflects interest expense associated with the $100.0 million unsecured subordinated note due from Grant Prideco (See Note 3) calculated using the Company's average long-term debt interest rates for the applicable periods. The amounts allocated using this methodology result in amounts consistent with the allocation of interest expense based on a ratio of the net assets of discontinued operations to the Company's consolidated net assets plus debt.

Accounting for Income Taxes

Under SFAS No. 109, *Accounting for Income Taxes,* deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Revenue Recognition

Revenue for product sales is recognized when all of the following criteria have been met: a) evidence of an agreement exists, b) delivery to and acceptance by the customer has occurred, c) the price to the customer is fixed and determinable and d) collectibility is reasonably assured. Products are deemed to be accepted by the customer upon receipt of written acceptance. Revenue from rental and service agreements is recognized as earned, over the rental period and when services have been rendered, and the associated costs and expenses are recognized as incurred.

In accordance with Emerging Issues Task Force 00-10, *Accounting for Shipping and Handling Fees and Costs,* the Company recognizes the revenue associated with rebillable shipping and handling costs as revenues and all costs for shipping and handling costs as Cost of Products and Cost of Services and Rentals in the accompanying Consolidated Statements of Operations.

Research, Development and Engineering

The Company expenses research, development and engineering costs as incurred. These expenses were $46.5 million, $28.6 million and $17.7 million in 2001, 2000 and 1999, respectively.

Minority Interests

The Company records minority interest, which reflects the minority interest partners' portion of the earnings of majority-owned operations. In 2001, 2000 and 1999, the minority interest primarily represents GE Capital Corporation's ("GE Capital") minority interest in the results of operations of Weatherford Global Compression Services ("Compression Services Division") (See Note 4).

Earnings Per Share

Basic earnings per share for all periods presented equals net income divided by the weighted average number of shares of Common Stock outstanding during the period. Diluted earnings per share is computed by dividing net income, as adjusted for the assumed conversion of dilutive debentures, by the weighted average number of shares of Common Stock outstanding during the period adjusted for the dilutive effect of the Company's stock option and restricted stock plans and the incremental shares for the assumed conversion of dilutive debentures.

Diluted earnings per share for 2001 reflects the assumed conversion of the Company's Zero Coupon Convertible Senior Debentures (the "Zero Coupon Debentures") and the Company's 5% Convertible Subordinated Preferred Equivalent Debentures (the "Convertible Preferred Debentures"), during the quarterly periods in which the conversion would have been dilutive. Net income for the dilutive earnings per share calculation for 2001 is adjusted to add back the amortization of original issue discount, net of taxes, relating to the Zero Coupon Debentures totaling $10.6 million, and interest, net of taxes, on the Convertible Preferred Debentures totaling $9.8 million. The effect of the Zero Coupon Debentures and Convertible Preferred Debentures on the 2000 and 1999 diluted earnings per share was antidilutive and, thus, had no impact.

The following reconciles basic and diluted weighted average number of shares outstanding:

	December 31,		
	2001	2000	1999
		(in thousands)	
Basic weighted average number of shares outstanding	114,018	109,457	101,245
Dilutive effect of stock option and restricted stock plans and convertible debentures	19,237	—	1,644
Diluted weighted average number of shares outstanding	133,255	109,457	102,889

New Reporting Requirements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion ("APB") No. 30. This statement retains the fundamental provision of SFAS No. 121 and the basic requirements of APB No. 30; however, it establishes a single accounting model to be used for long-lived assets to be disposed of by sale, and it expands the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not anticipate that the statement will have a material impact on its financial position or results of operations.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Intangible Assets.* This statement establishes new accounting standards for goodwill, recognition of intangibles and certain intangibles determined to have an indefinite life. It continues to require the recognition of goodwill and certain intangibles determined to have an indefinite life as assets but does not permit their amortization as previously required. The statement also establishes a new method of testing goodwill and intangibles determined to have an indefinite life for impairment. It requires them to be tested for impairment at least annually at a reporting unit level and written down against results of operations in the periods in which the recorded value is greater than the market value. This statement is effective for fiscal years beginning after December 15, 2001, except for goodwill and certain intangibles determined to have an indefinite life acquired after June 30, 2001, which will be subject to the non-amortization provisions of this statement immediately. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002. Application of the goodwill non-amortization provision of this statement is expected to result in an increase in net income per diluted share of approximately $0.28, on an annual basis. The Company has not yet determined whether the potential non-amortization of identifiable intangible assets will have a material impact on its financial position and results of operations. During 2002, the Company will perform the first of the required impairment tests. The Company has not yet determined what the impact of these tests will be on its financial position and results of operations.

In July 2001, the FASB issued SFAS No. 141, *Business Combinations.* This statement establishes accounting and reporting standards requiring that all business combinations be accounted for using the purchase method of accounting. This statement is effective for all business combinations initiated after June 30, 2001 and has no current impact on the Company's financial statements.

2. Universal Compression

Merger Transaction

On February 9, 2001, the Company completed the merger of essentially all of its Compression Services Division with and into a subsidiary of Universal Compression Holdings, Inc. ("Universal") in exchange for 13.75 million shares of Universal common stock. The Company retained part of the Compression Services Division, including Singapore-based Gas Services International operations, which is now consolidated within the Company's Artificial Lift Systems Division. The Universal common stock received represented approximately 48% of Universal's total common stock outstanding as of the date of the merger. Subsequent to the merger, Universal issued additional shares of common stock, and the Company's ownership declined to 45% by December 31, 2001.

In connection with this transaction, the Company recorded impairment charges in the fourth quarter of 2000 of $56.3 million, $43.0 million after taxes, and provided for deferred taxes of $76.5 million due to the exchange of a consolidated subsidiary for an equity method investment. The impairment charge reflects the difference between estimated fair value of net assets held for sale, which were determined using quoted market prices and estimated selling prices less estimated costs to sell, and the net book value of the Compression Services Division assets. Prior to the merger, the Company operated this division in a joint venture with GE Capital. The Company paid GE Capital $206.5 million for its 36% ownership in the joint venture concurrent with the merger.

As of December 31, 2000, the net assets of the Compression Services Division, excluding the assets which the Company retained, are as follows (in thousands):

Assets:	
Cash and Cash Equivalents	$ 3,118
Accounts Receivable, Net	62,650
Inventories	77,059
Other Current Assets	10,113
Total Current Assets	152,940
Property, Plant and Equipment, Net	281,622
Goodwill, Net	166,720
Other Assets	12,849
Total Assets	614,131
Liabilities:	
Short-term Borrowings and Current Portion of Long-term Debt	13,136
Accounts Payable	26,125
Other Current Liabilities	21,048
Total Current Liabilities	60,309
Long-term Debt	1,727
Minority Interest	197,513
Deferred Tax Liabilities	26,917
Other Liabilities	95,538
Total Liabilities	382,004
Net Assets	$232,127

In connection with the merger with Universal, the Company and Universal entered into a Voting Agreement pursuant to which the Company agreed to certain voting limitations with respect to shares of our Universal common stock. The Voting Agreement expired in December 2001. The Company may now vote its shares at its sole discretion. The Company and Universal also entered into a Registration Rights Agreement, pursuant to which the Company was granted certain demand and piggyback registration rights for its shares of Universal common stock. Additionally, the Company entered into a Transitional Services Agreement with Universal to provide certain corporate and administrative services for a fee and reimbursement of costs and expenses for up to 120 days following the merger. Pursuant to the terms of the merger agreement, the Company also appointed three members to Universal's Board of Directors, including the Company's Chairman, President and Chief Executive Officer. As long as the Company owns at least 20% of Universal's outstanding common stock, the Company has the right to designate three board members. If ownership interest falls below 20%, it may designate only two directors, and if its ownership falls below 10% the Company will no longer be entitled to designate directors to serve on Universal's Board of Directors. As of December 31, 2001, the Company had appointed three of Universal's eleven board members, including the Company's Chairman, President and Chief Executive Officer. Upon the closing of the merger, Universal repaid and terminated the Company's sale and leaseback arrangements and the Compression Services Division's credit facility.

Equity Investment in Universal

In connection with the merger, the Company de-consolidated the businesses that merged with Universal and recorded its investment in Universal as Equity Investments in Unconsolidated Affiliates on the accompanying Consolidated Balance Sheets. Accordingly, the Company began recording its equity interest in

Universal's results of operations, based on estimates provided by Universal, as Equity in Earnings of Unconsolidated Affiliates on the accompanying Consolidated Statements of Operations. During 2001, the Company did not receive distributions from Universal related to the Equity in Earnings of Unconsolidated Affiliates. The difference between the cost basis of the Company's investment in Universal and the Company's proportionate interest in the fair value of the net assets of Universal as of the merger date was $152.5 million and was amortized straight-line over 40 years through Equity in Earnings of Unconsolidated Affiliates during 2001. As of December 31, 2001, the Company's carrying value of its investment in Universal was $475.5 million and the fair value of the Company's ownership interest in Universal was $405.5 million.

The Company reviews its investment in Universal for impairment in accordance with APB No. 18, *The Equity Method of Accounting for Investments in Common Stock.* APB No. 18 requires recognition of a loss when the decline in an investment is other than temporary. The Company believes that the decline in value of Universal's stock price is temporary. In determining whether the decline is other than temporary, the Company considers the cyclicality of the industry in which Universal operates, their historical performance, their performance in relation to their peers and the current economic environment.

Summarized financial information for Universal as of and for the twelve months ended December 31, 2001 is presented below (in thousands):

Current assets	$ 283,047
Noncurrent assets	1,088,276
Current liabilities	177,863
Noncurrent liabilities	447,748
Revenues	591,182
Gross profit(a)	242,476
Income before extraordinary items	41,982
Net income	38,743

(a) Gross profit is defined by Universal as total revenues less rental expense, cost of sales (excluding depreciation and amortization), gain on asset sales and interest income.

3. Discontinued Operations

In October 1999, the Board of Directors of the Company approved a plan to spin-off Grant Prideco through a distribution by the Company to its stockholders of one share of stock of Grant Prideco for each share of Common Stock held by the Company's stockholders. The distribution was completed as of the close of business on April 14, 2000 (the "Spin-off Date"). The Company's Chairman, President and Chief Executive Officer is also the Chairman of the Board of Directors of Grant Prideco. In addition, four other members serve on the Boards of Directors of both the Company and Grant Prideco.

The distribution of the net assets of discontinued operations and the related accumulated other comprehensive loss is reflected in the accompanying Consolidated Balance Sheets as an adjustment to Retained Earnings. The results of operations for Grant Prideco, through the Spin-off Date, are reflected in the

accompanying Consolidated Statements of Operations as Loss from Discontinued Operations, Net of Taxes. Condensed results of Grant Prideco are as follows:

	Year Ended December 31,	
	2000	1999
	(in thousands)	
Revenues	$124,813	$286,370
Loss before interest allocation and income taxes	(831)	(37,460)
Interest allocation	(2,500)	(7,250)
Benefit for income taxes	(888)	(11,199)
Net loss before Spin-off related costs	(2,443)	(33,511)
Spin-off related costs, net of taxes	(1,015)	(3,570)
Net loss	$ (3,458)	$(37,081)

The Company purchases drill pipe and other related products from Grant Prideco. The purchases made prior to the Spin-off Date have been eliminated in the accompanying consolidated financial statements. The purchases eliminated by the Company for the years ended December 31, 2000 and 1999, were $7.0 million and $28.6 million, respectively. These purchases represent Grant Prideco's cost.

The results from discontinued operations include a management fee charged to Grant Prideco of $0.5 million and $1.5 million for the years ended December 31, 2000 and 1999, respectively. The fee is based on the time devoted to Grant Prideco for accounting, tax, treasury and risk management services.

Grant Prideco was charged $5.6 million for costs related to the Company's information systems function in the year ended December 31, 1999. There were no charges for the comparable period of 2000. Information systems charges were based on direct support provided, equipment usage and number of system users.

Agreements Between the Company and Grant Prideco

In connection with the Spin-off, Grant Prideco and the Company entered into a tax allocation agreement (the "Tax Allocation Agreement"). Under the terms of the Tax Allocation Agreement, Grant Prideco is responsible for all taxes and associated liabilities relating to the historical businesses of Grant Prideco. The Tax Allocation Agreement also requires that any tax liabilities associated with the Spin-off will be paid by Grant Prideco.

The Tax Allocation Agreement further provides that in the event there is a tax liability associated with the historical operations of Grant Prideco that is offset by a tax benefit of the Company, the Company will apply the tax benefit against such tax liability and will be reimbursed for the value of the tax benefit when and as the Company would have been able to otherwise utilize that tax benefit for its own businesses.

In connection with the Spin-off, the Company received from Grant Prideco an unsecured subordinated note in the amount of $100.0 million with an interest rate of 10% and interest due quarterly. In December 2000, Grant Prideco repaid this note and all unpaid interest.

At the time of the Spin-off the Company entered into a preferred customer agreement with Grant Prideco pursuant to which the Company agreed, for a three-year period, to purchase at least 70% of its requirements of drill stem products from Grant Prideco. The price for those products will be at a price not greater than that which Grant Prideco sells to its best similarly situated customers. The Company is entitled to apply against its purchases a drill stem credit of $30.0 million, subject to a limitation of no more than 20% of any purchase. As of December 31, 2001, the Company had $19.4 million remaining of the drill stem credit.

4. Acquisitions

On November 30, 2001, the Company acquired the Johnson Screens division ("Johnson") from Vivendi Environnement for $110.0 million. Johnson is based in Minneapolis, Minnesota and is a global provider of screens for fluid-solid separation processes, including the recently-introduced Excelflo™ premium screen line and the Superflo™, Super Weld® and Thin Pack™ screens for oil and gas production. This acquisition provides the Completion Systems Division and Artificial Lift Systems Division with significant manufacturing consolidation benefits, economies of scale and access to innovative new technologies.

On November 16, 2001, the Company acquired CiDRA Corporation's Optical Sensing Systems business unit ("CiDRA") for approximately $123.1 million, consisting of 1.9 million shares of Common Stock and cash of $62.5 million. CiDRA is based in Houston, Texas and is a provider of a suite of permanent in-well fiber optic sensor systems, which include pressure and temperature gauges, flow and phase fraction systems, and an all-fiber in-well seismic system. This acquisition provides the Completion Systems Division with proprietary technology in the growing field of advanced intelligent completion and field automation systems.

On April 19, 2001, the Company acquired Orwell Group plc ("Orwell") for total consideration of approximately $258.5 million, consisting of 3.4 million shares of Common Stock and $81.4 million of assumed debt which was paid in full following the closing of the transaction. Orwell, based in Aberdeen, Scotland, is an international provider of oilfield services for drilling, fishing, remediation and marine applications. This acquisition increases the Company's presence in the international markets and increases capacity. Orwell's operations were integrated into the Company's Drilling and Intervention Services Division.

On August 10, 2000, the Company acquired Alpine Oil Services Corporation ("Alpine") for one share of $1.00 par value Series A Preferred Stock (See Note 12) and exchangeable securities of one of the Company's Canadian subsidiaries that are exchangeable for Common Stock on a one-for-one basis. The approximate value of the Alpine acquisition was $54.4 million. Alpine, headquartered in Calgary, Alberta, Canada, was integrated into the Company's Drilling and Intervention Services and Completion Systems Divisions. The acquisition extends the Company's underbalanced drilling capabilities worldwide, adds new completion technology and further expands our offerings of products and services in Canada.

On September 15, 1999, the Company acquired Williams Tool Co. ("Williams") for 1.8 million shares of Common Stock having a value of approximately $63.5 million. Williams, based in Fort Smith, Arkansas, offers a full range of rotating control heads for horizontal, underbalanced and low hydrostatic drilling operations. Williams products are used to control flow from the wellbore to reduce the risk of blowouts when oil, gas, geothermal and coal bed methane wells are being drilled with light fluids.

The Company acquired Petroline Wellsystems Limited ("Petroline") on September 2, 1999, for total consideration of approximately $161.8 million, consisting of $32.2 million in cash and 3.8 million shares of Common Stock. Petroline, based in Aberdeen, Scotland, is a provider of premium completion products and services to the international oil and gas industry. Petroline is the leading provider of flow control equipment in the North Sea and was the first company to successfully introduce completion products using new expandable tube technology.

On August 31, 1999, the Company completed the acquisition of Dailey International, Inc. ("Dailey") pursuant to a pre-negotiated plan of reorganization in bankruptcy. Under the terms of the acquisition, the Company issued a total of approximately 4.3 million shares of Common Stock to the Dailey noteholders and stockholders. Of the total number of shares issued, the Company issued approximately 4.0 million shares to the Dailey noteholders and approximately 0.3 million shares to the Dailey common stockholders. At the time of the acquisition of Dailey, the Company held approximately 24% of Dailey's 9½% Senior Notes which the Company acquired prior to the bankruptcy at a discount and subsequently contributed to Dailey. In connection with the transaction, the Company holds approximately 1.2 million shares of Common Stock which are classified as treasury shares. The total purchase price for Dailey, excluding assumed liabilities of

Dailey that were not impaired in the bankruptcy, was approximately $185.0 million. Dailey is a leading provider of specialty air, underbalanced and directional drilling equipment and services to the oil and gas industry and designs, manufactures and rents proprietary downhole tools for oil and gas drilling and workover applications worldwide.

On February 2, 1999, the Company completed a joint venture with GE Capital in which the Company's compression services operations were combined with GE Capital's Global Compression Services operations. The joint venture was known as Weatherford Global Compression Services. As of December 31, 2000, the Company owned 64% of the joint venture and GE Capital owned 36%. In connection with the Company's transaction with Universal, the Company purchased GE Capital's interest in the joint venture (See Note 2).

The Company has also effected various other acquisitions during 2001, 2000 and 1999 that were integrated into the Company's continuing operations for total consideration of approximately $281.5 million, $158.0 million and $81.5 million, respectively.

The Company also acquired various other companies that were integrated into Grant Prideco. Total consideration was $64.4 million for 1999.

The acquisitions discussed above were accounted for using the purchase method of accounting. Results of operations for acquisitions accounted for as purchases are included in the accompanying consolidated financial statements since the date of acquisition. The purchase price was allocated to the net assets acquired based upon their estimated fair market values at the date of acquisition. The balances included in the Consolidated Balance Sheets related to the current year acquisitions are based upon preliminary information and are subject to change when final asset and liability valuations are obtained. Material changes in the preliminary allocations are not anticipated by management.

The following presents the consolidated financial information for the Company on an unaudited pro forma basis assuming the Dailey acquisition had occurred on January 1, 1999. All other 1999 acquisitions and the 2000 and 2001 acquisitions are not material individually or in the aggregate with same year acquisitions, therefore, pro forma information is not presented. The unaudited pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of January 1, 1999 or that may be achieved in the future.

	Year Ended December 31, 1999
	(in thousands, except per share amounts)
Revenues	$1,307,443
Loss from continuing operations	(7,596)
Net loss	(44,677)
Basic and Diluted loss per common share:	
Loss from continuing operations	(0.07)
Net loss	(0.43)

5. Cash Flow Information

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Other Current Assets at December 31, 2001 and 2000 included cash of approximately $4.3 million and $2.5 million, respectively, which was restricted as a result of bond requirements in certain foreign countries.

Cash paid for interest and income taxes, net of refunds, was as follows:

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Interest paid	$53,672	$54,110	$50,835
Income taxes paid, net of refunds	64,783	24,390	6,422

During the years ended December 31, 2001, 2000 and 1999, there were noncash-investing activities of $5.0 million, $2.5 million and $5.4 million, respectively, relating to capital leases.

The following summarizes investing activities relating to acquisitions integrated into the Company's continuing operations:

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Fair value of assets, net of cash acquired	$ 384,322	$116,811	$ 466,708
Goodwill	566,939	167,981	364,109
Total liabilities	(214,617)	(74,517)	(404,032)
Common Stock issued, net of Common Stock acquired	(313,483)	(59,251)	(357,931)
Cash consideration, net of cash acquired	$ 423,161	$151,024	$ 68,854

During the years ended December 31, 2001, 2000 and 1999, there were noncash-financing activities of $10.0 million, $2.2 million and $3.1 million, respectively, relating to tax benefits received from the exercise of nonqualified stock options. These benefits were recorded as a reduction of income taxes payable and an increase to Capital in Excess of Par Value on the accompanying Consolidated Balance Sheets. During 2001, there were additional noncash-financing activities related to our interest rate swaps of $1.9 million (See Note 9).

6. Inventories

Inventories by category are as follows:

	December 31,	
	2001	2000
	(in thousands)	
Raw materials, components and supplies	$143,142	$152,569
Work in process	49,544	46,500
Finished goods	312,300	244,519
	$504,986	$443,588

Work in process and finished goods inventories include the cost of materials, labor and plant overhead.

7. Asset Securitization

In July 2001, the Company entered into a one-year agreement with a financial institution to sell, on a continuous basis, an undivided interest in a specific pool of the Company's domestic accounts receivables. Pursuant to this agreement, the Company periodically sells certain trade accounts receivables to a wholly-owned bankruptcy-remote subsidiary of the Company, W1 Receivables, L.P. ("W1"). W1 was formed to purchase accounts receivables and, in turn, sell participating interests in such accounts receivables to a financial institution. The sale of participating interests is limited to a percentage of receivables sold to W1. In accordance with SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments*

of Liabilities, the related receivables are removed from the Consolidated Balance Sheets and W1 records a retained interest for the amount of receivables sold in excess of cash received. The Company's retained interest in the receivables pool is valued based on the recoverable value, which approximates book value. In this transaction, the Company retains servicing responsibilities and a subordinated interest in the receivables sold. There is no recourse against the Company for failure of debtors to pay when due on account of debtor's bankruptcy or inability to pay, and the Company's retained interest in the receivables pool is subordinate to the investors' interests. The Company is permitted to securitize up to $150.0 million under this agreement. If the Company's credit rating falls below BBB— from Standard and Poor's or Baa3 from Moody's, the financial institution has no further obligation to purchase the accounts receivable. The Company currently pays a program fee on participating interests at a variable rate based on the financial institution's commercial paper rate plus other fees. Program fees totaled $2.3 million for the year ended December 31, 2001 are included in Interest Expense on the accompanying Consolidated Statements of Operations. As of December 31, 2001, the Company had received $140.8 million for purchased interests and had retained interests in receivables sold of $100.7 million.

8. Short-term Borrowings

	December 31,	
	2001	2000
	(in thousands)	
2001 Multi-currency revolving credit facility with effective interest rate of 5.25% at December 31, 2001	$ 90,896	$ —
2000 Compression revolving credit facility with effective interest rate of 8.35% at December 31, 2000	—	11,900
1998 Revolving credit facility with effective interest rate of 2.34% at December 31, 2001	50,048	—
Short-term bank loans with effective interest rates between 1.63% and 8.15% at December 31, 2001 and of 6.55% at December 31, 2000	22,528	12,179
	$163,472	$24,079
Weighted average interest rate on short-term borrowings outstanding during the year	4.92%	6.57%

In April 2001, the Company entered into a $250.0 million, three-year multi-currency revolving credit facility, with commitment capacity of up to $400.0 million. As of December 31, 2001, the Company had $159.1 million available under this agreement. This facility does not contain any provision which makes its availability dependent upon the Company's credit ratings; however, amounts outstanding accrue interest at a variable rate based on the borrower's applicable Eurocurrency rate and credit ratings assigned to the Company's long-term senior debt by Standard and Poor's and Moody's Investor Service. A commitment fee of 0.125% is payable quarterly on the unused portion of the facility. The facility contains customary affirmative and negative covenants and reflects the same covenant structure as the Company's existing $250.0 million revolving credit agreement, dated May 1998, which remains in effect. The Company's weighted average interest rate was 5.56% for 2001.

In July 2000, the Company's Compression Services Division put in place a $25.0 million uncommitted revolving line of credit. Interest rates are at LIBOR plus 1.75% or the "Quoted Rate," defined as any rate of interest mutually agreed upon by the two parties. In connection with the merger of the Compression Services Division with Universal, this line of credit was terminated (See Note 2). The Company's weighted average cost of borrowings under this facility was 7.99% and 8.18% for 2001 and 2000, respectively.

In May 1998, the Company entered into a five-year unsecured credit agreement, which provides for borrowings of up to an aggregate of $250.0 million, consisting of $200.0 million in the U.S. and $50.0 million

in Canada. Amounts outstanding under the facility accrue interest at a variable rate based on either the U.S. prime rate or LIBOR and the credit rating assigned to the Company's long-term senior debt. A commitment fee ranging from 0.09% to 0.20% per annum, depending on the credit ratings assigned to the Company's long-term senior debt, is payable quarterly on the unused portion of the facility. The facility contains customary affirmative and negative covenants, including a maximum debt to capitalization ratio, a minimum interest coverage ratio, a limitation on liens, a limitation on occurrence of indebtedness and a limitation on asset dispositions. This facility does not contain any provision which makes its availability dependent upon the Company's credit ratings. As of December 31, 2001, $158.6 million was available under this facility due to $41.4 million being used to secure outstanding letters of credit. The Company's weighted average cost of borrowings under this facility was 4.47% and 6.09% for 2001 and 2000, respectively.

The Company also engages in unsecured short-term borrowings with various institutions pursuant to uncommitted facilities. At December 31, 2001, the Company had $22.5 million in unsecured short-term borrowings outstanding under these arrangements. The weighted average interest rate was 5.09% and 6.96% for 2001 and 2000, respectively.

The Company also has various uncommitted credit facilities available for stand-by letters of credit and bid and performance bonds. The Company had a total of $36.2 million of such letters of credit and bid and performance bonds outstanding at December 31, 2001.

9. Long-term Debt

	December 31,	
	2001	2000
	(in thousands)	
6⅝% Senior Notes due 2011	$347,074	$ —
7¼% Senior Notes due 2006	200,950	200,000
Industrial Revenue Bonds with variable interest rates, 1.70% and 4.85% as of December 31, 2001 and 2000, respectively, due 2002	8,730	9,915
Foreign bank and other debt, denominated in foreign currencies	24,658	2,006
Capital lease obligations under various agreements	15,017	9,847
Other	3,061	6,291
	599,490	228,059
Less: amounts due in one year	26,757	7,055
Long-term debt	$572,733	$221,004

The following is a summary of scheduled long-term debt maturities by year (in thousands):

2002	$ 26,757
2003	15,167
2004	3,670
2005	869
2006	202,127
Thereafter	350,900
	$599,490

6⅝% Senior Notes

On November 16, 2001, the Company completed a private placement of $350.0 million of 6⅝% Senior Notes due 2011 (the "6⅝% Senior Notes"). The interest on the notes is payable semi-annually in arrears on

May 15 and November 15 of each year commencing on May 15, 2002. As evidenced by market transactions, the estimated fair value of the 6⅝% Senior Notes was $332.5 million as of December 31, 2001.

7¼% Senior Notes

The Company has outstanding $200.0 million of 7¼% Senior Notes due 2006 (the "7¼% Senior Notes"). The 7¼% Senior Notes are unsecured obligations of the Company due 2006. Interest is payable semi-annually on May 15 and November 15. Based on the borrowing rates available to the Company, the fair value of the 7¼% Senior Notes was $209.5 million and $203.0 million at December 31, 2001 and 2000, respectively.

During 2001, the Company entered into two interest rate swap agreements to manage the exposure on $100.0 million of the 7¼% Senior Notes. The agreements effectively modify the Company's exposure to interest risk by converting fixed-rate debt to a floating rate. The hedge is considered perfectly effective against changes in the fair value of the debt due to changes in the benchmark interest rate over its term. In accordance with SFAS No. 133, the shortcut method applies and there is no need to periodically reassess the effectiveness of the hedge during the term of the swaps. The swap agreements are recorded at fair market value and classified in Other Assets or Other Liabilities with the offset to Long-term Debt on the accompanying Consolidated Balance Sheets. The following describes the swaps entered into during 2001 on the $100.0 million principal:

1) In July 2001, the Company entered into a swap whereby it received interest at the fixed rate of 7¼% and paid a floating rate based on LIBOR on the interest payment dates. This swap was terminated on November 15, 2001. At the time of termination, the Company adjusted the swap agreement to fair market value and received $4.1 million in cash for the asset. The gain on termination is deferred and will be recognized as an adjustment to interest expense over the remaining life of the 7¼% Senior Notes.

2) On November 15, 2001, the Company entered into a new interest rate swap agreement. Under this agreement, on May 15 and November 15 of each year until maturity, the Company will receive interest at the fixed rate of 7¼% and will pay a floating rate based on LIBOR. As of December 31, 2001, the fair market value of this swap was a liability of $3.1 million.

The effective rate for the 7¼% Senior Notes for the year ended December 31, 2001 was 6.44% after giving effect to the interest rate swaps.

Industrial Revenue Bonds

As of December 31, 2001, the Company had Industrial Revenue Bonds of $8.7 million due 2002. In connection with the Industrial Revenue Bonds principal and the related interest, the Company has letters of credit of $9.2 million.

10. Zero Coupon Convertible Senior Debentures

On June 30, 2000, the Company completed a private placement of $910.0 million face amount of its Zero Coupon Debentures due 2020. The Zero Coupon Debentures were issued at a discount with an imputed 3% per annum interest rate. During 2001 and 2000, the Company amortized $15.4 million and $7.5 million, respectively, of the original issue discount. As of December 31, 2001 and 2000, the unamortized discount on the Zero Coupon Debentures was $385.4 million and $400.8 million, respectively.

Holders may convert the Zero Coupon Debentures into shares of Common Stock at any time before maturity at a conversion rate of 9.9970 shares per $1,000 principal amount at maturity or initially at a price of $55.1425 per share of Common Stock. The effective conversion price will increase as the accreted value of the Zero Coupon Debentures increases. The Company may redeem any of the Zero Coupon Debentures on or

after June 30, 2005 at the accreted amount at the time of redemption. Holders may require the Company to repurchase the Zero Coupon Debentures on June 30, 2005, June 30, 2010 and June 30, 2015 at the accreted amount. The Company may elect to repurchase the Zero Coupon Debentures for cash, Common Stock or a combination thereof. The Zero Coupon Debentures are unsecured ranking equal in right of payment with all other unsecured and unsubordinated indebtedness and will rank senior to any future subordinated indebtedness. As evidenced by market transactions, the estimated fair value of the Zero Coupon Debentures was $534.5 million and $554.0 million at December 31, 2001 and 2000, respectively.

11. 5% Convertible Subordinated Preferred Equivalent Debentures

In November 1997, the Company completed a private placement of $402.5 million principal amount of Convertible Preferred Debentures due 2027. The net proceeds from the Convertible Preferred Debentures were $390.9 million. The conversion price of the Convertible Preferred Debentures, as adjusted for the Spin-off, is $53.34 per share of Common Stock. The Convertible Preferred Debentures are redeemable by the Company at any time on or after November 4, 2000, at redemption prices described therein, and are subordinated in right of payment of principal and interest to the prior payment in full of certain existing and all future senior indebtedness of the Company. The Convertible Preferred Debentures bear interest at an annual rate of 5%, and the Company has the right to defer payments of interest by extending the quarterly interest payment period for up to 20 consecutive quarters at any time when the Company is not in default in the payment of interest. As evidenced by market transactions, the estimated fair value of the Convertible Preferred Debentures was $347.1 million and $409.5 million as of December 31, 2001 and 2000, respectively.

12. Stockholders' Equity

Authorized Shares

The Company is authorized to issue 250.0 million shares of Common Stock. The Company is authorized to issue up to 3.0 million shares of $1.00 par value preferred stock. During the three years ended December 31, 2001, no preferred stock was issued, except as noted below.

As of December 31, 2000, the Company had authorized and issued one share of $1.00 par value Series A Preferred Stock in connection with its acquisition of Alpine. The former Alpine shareholders were issued exchangeable securities in one of the Company's Canadian subsidiaries that were exchangeable for Common Stock on a one-for-one basis. The one share of Series A Preferred Stock, issued to a trustee, entitled the trustee to vote essentially as a proxy for the former Alpine shareholders who had not yet exchanged their exchangeable securities into shares of Common Stock. During 2001, the former Alpine shareholders exchanged all such securities and the Series A Preferred Stock was canceled.

13. Stock-Based Compensation

Stock Option Plans

The Company has a number of stock option plans pursuant to which directors, officers and other key employees may be granted options to purchase shares of Common Stock at the fair market value on the date of grant.

The Company has in effect a 1991 Employee Stock Option Plan ("1991 ESO Plan"), a 1992 Employee Stock Option Plan ("1992 ESO Plan") and a 1998 Employee Stock Option Plan ("1998 ESO Plan"). Under these plans, options to purchase up to an aggregate of 25.2 million shares of Common Stock may be granted to officers and key employees of the Company (including directors who are also key employees). At December 31, 2001, approximately 1.5 million shares were available for granting under such plans.

In connection with the Spin-off, the stock options outstanding as of the Spin-off Date were adjusted such that 1998 ESO Plan option holders received options only in the company for which they worked. The exercise

prices, as well as the number of shares under the 1998 ESO Plan, were adjusted so that the options immediately before the Spin-off had equivalent economic terms to the options immediately after the Spin-off. Options holders of the 1991 ESO Plan and 1992 ESO Plan received options for both the Company and Grant Prideco. The exercise prices were adjusted so that the options immediately before the Spin-off had equivalent economic terms to the options immediately after the Spin-off.

Stock options vest after one to four years and expire after ten to fourteen years from the date of grant. Information about the above stock option plans and predecessor plans for the three years ended December 31, 2001, is set forth below:

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Price Per Share
Options outstanding, December 31, 1998	6,058,704	$ 4.69 - $ 50.50	$18.96
Granted	2,242,780	17.00 - 40.76	27.94
Exercised	(286,000)	6.88 - 32.19	11.81
Terminated	(468,161)	9.00 - 40.76	20.78
Options outstanding, December 31, 1999	7,547,323	4.69 - 50.50	21.78
Granted before Spin-off	394,000	35.75 - 50.50	39.08
Exercised before Spin-off	(60,550)	27.11 - 44.01	38.17
Terminated before Spin-off	(1,056,018)	12.37 - 40.76	21.08
Adjustment for Spin-off	3,126,245	(1.69) - (18.14)	(8.24)
Granted after Spin-off	5,640,000	35.88 - 47.63	36.84
Exercised after Spin-off	(291,058)	5.17 - 26.20	15.36
Terminated after Spin-off	(227,205)	11.50 - 36.75	21.15
Options outstanding, December 31, 2000	15,072,737	3.00 - 47.63	22.82
Granted	8,325,500	23.77 - 53.67	26.03
Exercised	(1,109,153)	3.00 - 26.12	11.91
Terminated	(562,084)	11.50 - 50.00	21.13
Options outstanding, December 31, 2001	21,727,000	4.41 - 53.67	24.65

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding As of 12/31/2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Number Exercisable As of 12/31/2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share
$ 4.41 - $11.62	4,924,835	8.98	$11.19	4,924,835	8.98	$11.19
12.48 - 22.91	2,114,797	10.40	19.02	148,589	6.96	18.56
23.11 - 34.56	8,476,868	13.18	24.60	289,600	5.84	25.24
35.47 - 53.67	6,210,500	11.35	37.29	156,000	1.80	36.75
4.41 - 53.67	21,727,000	11.43	24.65	5,519,024	8.56	12.84

The options exercisable as of December 31, 2000 and 1999 were 1.6 million and 1.3 million, respectively.

Pro Forma Compensation Expense

As permitted under SFAS 123, *Accounting for Stock Based Compensation*, the Company uses the intrinsic value method of accounting established by APB No. 25, *Accounting for Stock Issued to Employees*, to account for its stock-based compensation programs. Accordingly, no compensation expense is recognized

when the exercise price of an employee stock option is equal to the market price of Common Stock on the grant date.

The following is a summary of the Company's net income (loss) and earnings (loss) per share as reported and pro forma as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. For purposes of pro forma disclosures, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for 2001, 2000 and 1999, respectively: expected volatility of 58.89%, 45.44% and 56.04%, risk-free interest rate of 4.4%, 6.2% and 5.8%, expected life of 5.4, 4.9 and 7.0 years and no expected dividends. The weighted average fair value of the options granted in 2001, 2000 and 1999 is $14.47, $18.09 and $17.22, respectively. The estimated fair value of the options is amortized to proforma expense over the options' vesting period.

	2001		2000		1999	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
	(in thousands, except per share amounts)					
Net income (loss)	$214,651	$175,703	$(42,350)	$(70,079)	$(20,875)	$(33,659)
Basic earnings (loss) per share	1.88	1.54	(0.39)	(0.64)	(0.21)	(0.33)
Diluted earnings (loss) per share	1.76	1.47	(0.39)	(0.64)	(0.20)	(0.33)

Executive Deferred Compensation Plan

In May 1992, the Company's stockholders approved the Executive Deferred Compensation Stock Ownership Plan (the "EDC Plan"). Under the EDC Plan, a portion of the compensation for certain key employees of the Company, including officers and employee directors, can be deferred for payment after retirement or termination of employment.

The Company has established a grantor trust to fund the benefits under the EDC Plan. The funds provided to such trust are invested by a trustee independent of the Company in Common Stock, which is purchased by the trustee on the open market. The assets of the trust are available to satisfy the claims of all general creditors of the Company in the event of bankruptcy or insolvency. Accordingly, the Common Stock held by the trust and the liability of the Company under the EDC Plan are included in the accompanying Consolidated Balance Sheets as Treasury Stock, Net.

14. Retirement and Employee Benefit Plans

The Company has defined contribution plans covering certain of its employees. Contribution expenses related to these plans totaled $6.7 million, $4.5 million and $4.0 million in 2001, 2000 and 1999, respectively.

15. Income Taxes

The components of income before income taxes and minority interest were as follows:

	2001	2000	1999
		(in thousands)	
Domestic	$186,715	$53,978	$17,039
Foreign	151,872	17,297	11,345
	$338,587	$71,275	$28,384

The Company's income tax provision from continuing operations consisted of the following:

	2001	2000	1999
		(in thousands)	
Current:			
U.S. federal and state income taxes	$ 21,215	$ 3,602	$ 1,023
Foreign	51,459	30,883	23,170
Total Current	72,674	34,485	24,193
Deferred:			
U.S. federal	35,415	84,137	(5,747)
Foreign	14,959	(9,172)	(9,969)
Total Deferred	50,374	74,965	(15,716)
	$123,048	$109,450	$ 8,477

Total income tax provision (benefit) was recorded as follows:

	2001	2000	1999
		(in thousands)	
Income from continuing operations	$123,048	$109,450	$ 8,477
Loss from discontinued operations	—	(888)	(11,199)
	$123,048	$108,562	$ (2,722)

The difference between the tax provision at the statutory federal income tax rate and the tax provision attributable to income from continuing operations before income taxes for the three years ended December 31, 2001 is analyzed below:

	2001	2000	1999
		(in thousands)	
Statutory federal income tax rate	$118,505	$ 24,946	$ 9,934
Effect of state income tax (net) and alternative minimum tax	1,667	(98)	754
Effect of domestic non-deductible expenses	5,144	9,930	4,246
Change in valuation allowance	2,646	568	—
Effect of foreign income tax, net	1,230	(96)	(3,910)
Foreign Sales Corporation benefit	—	—	(1,742)
Effect of deconsolidation of business	—	76,517	—
Other	(6,144)	(2,317)	(805)
	$123,048	$109,450	$ 8,477

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect in each of the jurisdictions in which the Company has operations.

Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related asset or liability for financial reporting. The components of the net deferred tax liability attributable to continuing operations were as follows:

	December 31, 2001	December 31, 2000
	(in thousands)	
Deferred tax assets:		
Domestic and foreign operating losses	$ 21,352	$ 40,695
Accrued liabilities and reserves	47,365	50,412
Tax credits	21,806	37,127
Unremitted foreign earnings	7,220	7,960
Goodwill	4,532	—
Other differences between financial and tax basis	8,504	—
Differences between financial and tax basis inventory	21,675	21,642
Valuation allowance	(29,885)	(25,578)
Total deferred tax assets	102,569	132,258
Deferred tax liabilities:		
Property, plant and equipment	(35,549)	(86,357)
Goodwill	—	(2,377)
Other differences between financial and tax basis	(79,160)	(75,717)
Total deferred tax liability	(114,709)	(164,451)
Net deferred tax liability	$ (12,140)	$ (32,193)

The change in valuation allowance in 2001 primarily relates to operating loss carryforwards in certain non-U.S. jurisdictions where the ultimate realization of the deferred tax asset depends on the ability to generate sufficient taxable income of the appropriate character in the future.

The Company has provided additional taxes for the anticipated repatriation of earnings of its foreign subsidiaries.

At December 31, 2001, the Company had $67.6 million of net operating losses, $4.7 million of which were generated by certain domestic subsidiaries prior to their acquisition by the Company. The use of these acquired domestic net operating losses is subject to limitations imposed by the Internal Revenue Code and is also restricted to the taxable income of the subsidiaries generating the losses. Loss carryforwards, if not utilized, will expire at various dates through 2019.

At December 31, 2001, the Company had approximately $18.4 million of foreign tax credits, $0.3 million of general business credits and $0.1 million of Alternative Minimum Tax credits available to offset future payments of federal income taxes. The foreign tax credits and general business credits expire in varying amounts through 2004. The Alternative Minimum Tax credits may be carried forward indefinitely under current U.S. law.

16. Disputes, Litigation and Contingencies

Litigation and Other Disputes

The Company is aware of various disputes and potential claims and is a party in various litigation involving claims against the Company, some of which are covered by insurance. Based on facts currently known, the Company believes that the ultimate liability, if any, which may result from known claims, disputes and pending litigation, would not have a material adverse effect on the Company's consolidated financial position or its results of operations with or without consideration of insurance coverage.

Insurance

The Company is self-insured for employee health insurance claims and for workers' compensation claims for certain of its employees. The amounts in excess of the self-insured levels are fully insured. Self-insurance accruals are based on claims filed and an estimate for significant claims incurred but not reported. Although the Company believes that adequate reserves have been provided for expected liabilities arising from its self-insured obligations, it is reasonably possible that management's estimates of these liabilities will change over the near term as circumstances develop.

17. Commitments

Operating Leases

The Company is committed under various operating lease agreements that primarily relate to office space and equipment. Generally, these leases include renewal provisions and rental payments, which may be adjusted for taxes, insurance and maintenance related to the property. Future minimum rental commitments under noncancelable operating leases are as follows (in thousands):

2002	$ 25,278
2003	18,568
2004	14,546
2005	12,805
2006	10,167
Thereafter	60,044
	$141,408

Total rent expense incurred under operating leases attributable to continuing operations was approximately $31.9 million, $38.0 million and $31.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Sale and Leaseback of Equipment

The Company's Compression Services Division entered into various sale and leaseback arrangements where it sold compressors and received cash equal to the appraised value of $299.9 million as of December 31, 2000. Under these arrangements, legal title to the compression units was sold to third parties and leased back to the division under a five-year operating lease with a market-based purchase option. These sales resulted in a pre-tax deferred gain of $94.6 million, included in Other Liabilities on the accompanying Consolidated Balance Sheets as of December 31, 2000. Total lease expense incurred under these arrangements was approximately $2.5 million, $21.3 million and $11.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. The lease expense is classified as Cost of Services and Rentals in the accompanying Consolidated Statements of Operations.

Of the proceeds received by the Compression Services Division from the sale and leaseback of the compressor units, $100.0 million was distributed to the Company by the division in 1998 and $65.4 million was distributed to GE Capital as part of the joint venture in 1999. The remaining proceeds of these sales were utilized by the division for internal corporate purposes and growth. The Company guaranteed certain of the obligations with respect to the sale of $200.0 million of the compression units. The remaining sales by the Compression Services Division were done on a non-recourse basis to the Company and were limited solely to the assets of the Compression Services Division. The Company and the Compression Services Division had each guaranteed a portion of the residual value of all of the leased equipment under these leases. Subsequent to December 31, 2000 and in connection with the merger of the Compression Services Division with

Universal, the sale and leaseback arrangements, including the residual value guarantees, were terminated (See Note 2).

18. Related Party Transactions

During 2001, the Company paid Lehman Brothers Inc. ("Lehman"), an affiliate of Lehman Brothers Holding Inc., a stockholder of the Company, approximately $1.1 million for fees associated with an acquisition and $0.9 million associated with the private placement of its 6⅝% Senior Notes (See Note 9). The Company also entered into interest rate swap agreements for its 7¼% Senior Notes (See Note 9) with Lehman during 2001. All fee arrangements and terms associated with these transactions were on terms standard in the industry.

The Company incurred legal fees of $2.0 million, $3.1 million and $3.0 million during 2001, 2000 and 1999, respectively, with a law firm in which a former executive officer of the Company was a partner.

A member of the Company's Board of Directors is the Chief Executive Officer of First Reserve Corporation. First Reserve Corporation beneficially owns certain convertible preferred securities of CIDRA Corporation, which are convertible into less than 10% of CIDRA Corporation's common stock on a fully diluted and converted basis. The purchase price for the Company's acquisition of CIDRA (See Note 4) was determined through a competitive bid process conducted by a third-party investment banking firm. The member of the Company's Board of Directors did not participate or vote in the meeting of the Company's Board of Directors in which the acquisition of CIDRA was discussed and approved.

In 1999, the Company completed the acquisition of Christiana Companies, Inc. ("Christiana") for approximately 4.4 million shares of Common Stock and $20.6 million in cash. One of the members of the Company's Board of Directors was also the Chairman and Chief Executive Officer of Christiana. In the acquisition, the Company acquired through Christiana (1) 4.4 million shares of the Company's Common Stock, (2) cash, after distribution to the Christiana shareholders, equal to the amount of Christiana's outstanding tax and other liabilities and (3) a one-third interest in Total Logistic Control, LLC, a refrigerated warehouse, trucking and logistics company. The 4.4 million shares of Common Stock acquired are classified as Treasury Stock, Net on the accompanying Consolidated Balance Sheets. Because the number of shares of Common Stock issued in the Christiana acquisition approximated the number of shares of Common Stock held by Christiana prior to the acquisition, the Christiana acquisition had no material effect on the outstanding number of shares of Common Stock or net equity of the Company. In September 2000, the Company sold the one-third interest in Total Logistic Control, LLC to C2, Inc. for $8.3 million. The aforementioned member of the Company's Board of Directors was also a director of C2, Inc.

19. Segment Information

Geographic Segments

Financial information by geographic segment, as provided to the chief operating decision maker, for each of the three years ended December 31, 2001, is summarized below. Revenues are attributable to countries based on the ultimate destination of the sale of products and performance of services. Long-lived assets are

long-term assets excluding deferred tax assets of $13.8 million, $60.2 million and $66.1 million at December 31, 2001, 2000 and 1999, respectively, and net assets of discontinued operations.

	Revenues from Unaffiliated Customers			Long-lived Assets		
	2001	2000	1999	2001	2000	1999
	(in thousands)					
United States	$ 949,342	$ 794,567	$ 559,763	$1,899,959	$1,106,303	$1,162,077
Canada	333,417	364,015	229,540	397,548	399,225	298,394
Latin America	248,720	179,683	112,279	159,395	221,259	168,109
Europe and West Africa	355,852	204,788	168,455	423,421	291,857	327,139
Asia Pacific	227,344	124,277	67,815	76,294	88,673	30,870
Middle East and North Africa	214,040	146,931	102,348	94,624	52,471	38,113
	$2,328,715	$1,814,261	$1,240,200	$3,051,241	$2,159,788	$2,024,702

Business Segments

The Company is a diversified international energy service and manufacturing company that provides a variety of services and equipment to the exploration, production and transmission sectors of the oil and gas industry. The Company operates in virtually every oil and gas exploration and production region in the world. The Company divides its business segments into three separate groups as defined by the chief operating decision maker: Drilling and Intervention Services, Completion Systems and Artificial Lift Systems. The Company also historically operated a Compression Services segment. The amounts reported for this segment include results up through February 9, 2001 (See Note 2).

The Company's Drilling and Intervention Services segment provides a wide range of oilfield products and services, including downhole drilling and intervention services, proprietary drilling equipment and rentals, well installation services, cementing products and underbalanced drilling.

The Company's Completion Systems segment provides completion products and systems including expandable systems, intelligent well technology, packers, liner hangers, well screens, flow control and inflatable packers.

The Company's Artificial Lift Systems segment designs, manufactures, sells and services a complete line of artificial lift equipment, including progressing cavity pumps, reciprocating rod lift systems, gas lift systems, electrical submersible pumps, hydraulic lift systems and other lift systems. This segment also offers well optimization and remote monitoring and control services.

The Company's Compression Services segment historically packaged, rented and sold parts and provided services for gas compressor units over a broad horsepower range.

Financial information by industry segment for each of the three years ended December 31, 2001 is summarized below. The total assets do not include the net assets of discontinued operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

	Drilling and Intervention Services	Completion Systems	Artificial Lift Systems	Compression Services	Corporate	Total
			(in thousands)			
2001						
Revenues from unaffiliated customers	$1,340,140	$350,685	$610,951	$ 26,939	$ —	$2,328,715
EBITDA(a)	457,908	56,567	111,090	3,587	(11,549)	617,603
Depreciation and amortization	137,816	30,687	28,850	4,184	6,592	208,129
Operating income (loss)	320,092	25,880	82,240	(597)	(18,141)	409,474
Total assets	1,976,378	853,718	930,674	—	535,592	4,296,362
Capital expenditures for property, plant and equipment	241,421	44,594	23,464	5,675	24,271	339,425
2000						
Revenues from unaffiliated customers	$ 884,170	$218,040	$477,216	$234,835	$ —	$1,814,261
EBITDA, before impairment charges(a)	274,325	18,998	68,448	44,473	(30,489)	375,755
Impairment charges for assets disposed of	—	—	—	16,301	40,017	56,318
Depreciation and amortization	104,489	26,906	26,879	37,750	3,085	199,109
Operating income (loss)	169,836	(7,908)	41,569	(9,578)	(73,591)	120,328
Total assets	1,283,123	540,163	724,523	614,133	299,637	3,461,579
Capital expenditures for property, plant and equipment	123,402	34,735	23,625	79,906	4,892	266,560
Non-cash portion of impairment charges	—	—	—	16,301	35,363	51,664
1999						
Revenues from unaffiliated customers	$ 599,618	$121,136	$293,529	$225,917	$ —	$1,240,200
EBITDA(a)	171,188	(7,428)	36,145	54,699	(21,128)	233,476
Depreciation and amortization	97,151	14,117	20,064	33,125	2,201	166,658
Operating income (loss)	74,037	(21,545)	16,081	21,574	(23,329)	66,818
Total assets	1,117,884	424,505	615,887	662,695	138,957	2,959,928
Capital expenditures for property, plant and equipment	46,074	10,731	10,347	94,755	12,393	174,300

(a) The Company evaluates performance and allocates resources based on EBITDA, which is calculated as operating income adding back depreciation and amortization. Calculations of EBITDA should not be viewed as a substitute for calculations under generally accepted accounting principles, in particular cash flows from operations, operating income and net income. In addition, EBITDA calculations by one company may not be comparable to another company.

Major Customers and Credit Risk

Substantially all of the Company's customers are engaged in the energy industry. This concentration of customers may impact the Company's overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. The Company performs ongoing credit evaluations of its customers and does not generally require collateral in support of its trade receivables. The Company maintains reserves for potential credit losses, and actual losses have historically been within the Company's expectations. Foreign sales also present various risks, including risks of war, civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds, result in the deprivation of contract rights or the taking of property without fair consideration. Most of the Company's foreign sales; however, are to large international companies or are secured by letters of credit or similar arrangements.

In 2001, 2000 and 1999, there was no individual customer who accounted for 10% of consolidated revenues.

20. Quarterly Financial Data (Unaudited)

The following tabulation sets forth unaudited quarterly financial data for 2001 and 2000.

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Total
	(in thousands, except per share amounts)				
2001					
Revenues	$526,158	$573,000	$608,621	$620,936	$2,328,715
Gross Profit	174,657	204,302	214,112	206,932	800,003
Net Income	43,510	56,436	60,181	54,524	214,651
Basic Earnings Per Share	0.39	0.50	0.52	0.47	1.88
Diluted Earnings Per Share	0.37	0.46	0.49	0.44	1.76
2000					
Revenues	$395,382	$421,848	$462,170	$534,861	$1,814,261
Gross Profit	114,390	127,378	139,775	171,771	553,314
Income (Loss) from Continuing Operations	9,993	13,204	21,523	(83,612) (a)	(38,892)
Loss from Discontinued Operations	(3,458)	—	—	—	(3,458)
Net Income (Loss)	6,535	13,204	21,523	(83,612) (a)	(42,350)
Basic Earnings (Loss) Per Share:					
Continuing Operations	$ 0.09	$ 0.12	$ 0.20	$ (0.76)	$ (0.36)
Discontinued Operations	(0.03)	—	—	—	(0.03)
Net Income (Loss)	$ 0.06	$ 0.12	$ 0.20	$ (0.76)	$ (0.39)
Diluted Earnings (Loss) Per Share:					
Continuing Operations	$ 0.09	$ 0.12	$ 0.19	$ (0.76)	$ (0.36)
Discontinued Operations	(0.03)	—	—	—	(0.03)
Net Income (Loss)	$ 0.06	$ 0.12	$ 0.19	$ (0.76)	$ (0.39)

(a) The Company incurred $56.3 million of pre-tax impairment charges in the fourth quarter of 2000. The effect of these charges, net of tax, is $43.0 million. The Company also recorded $76.5 million for deferred tax provision related to the deconsolidation of the Compression Services Division (See Note 2).

21. Subsequent Events (Unaudited)

On March 1, 2002, the Company obtained a worldwide license to Shell's expandable technology. Expandable technologies refer to both slotted and solid expandables, related tools and accessories and specialized expansion systems. Under the terms of the agreement, the Company receives a global license to Shell's expandable tubular intellectual property, existing and future, and immediate access to the U.S. market for use of its Expandable Sand Screen (ESS^{TM}) system for consideration that includes $70.0 million in cash, $20.0 million promissory note and $60.0 million of warrants to purchase Common Stock. In addition, the Company will receive a 50% reduction in the royalty rate it currently pays for the Shell licensed technology.

ITEM 9. *Changes in and Disagreement with Accountants on Accounting and Financial Disclosure*

None.

Weatherford International, Inc.
515 Post Oak Boulevard, Suite 600
Houston, Texas 77027